Form 20-F
period 2025-12-31
One & one Green Technologies. INC
filed 2026-04-27
CIK 2034723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-42898

One and one Green Technologies. INC

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of Principal Executive Offices)

Caifen Yan

Tel: +63 919-0785532

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	YDDL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,829,373 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and 10,203,960 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

ONE AND ONE GREEN TECHNOLOGIES. INC

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of One and one Cayman (as defined below) adopted by special resolution passed on December 27, 2024;

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Contractual Arrangements” means those agreements entered into by and among One and one HK, Yoda Metal, DL Metal, and certain shareholders of Yoda Metal and DL Metal, including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement, and Shared Pledge Agreement, each dated June 10, 2024, which grants One and one HK contractual rights to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive all of the economic benefits of the VIEs and their respective subsidiaries (if any); and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs and their respective subsidiaries (if any) when and to the extent permitted by Philippine law.

●	“DL Metal” refers to DL Metal Corporation, the operating entity incorporated on March 3, 2022, under the law of the Republic of the Philippines;

●	“FY2025” “FY2024” and “FY2023” refer to fiscal year ended December 31, 2025, 2024, and 2023, respectively;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“One and one Cayman”, “One and one” and “Company” refers to One and one Green Technologies. INC, the Cayman Islands holding company, incorporated on April 17, 2024;

●	“One and one HK” refers to One and one International HK Limited, the intermediate holding company, incorporated on May 29, 2024;

●	“Operating entities” refers to DL Metal and Yoda Metal, the variable interest entities of One and one Cayman, through One and one HK, unless otherwise specified;

●	“PHP” refers to the legal currency of Philippine peso;

●	“PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” or “Chinse government” refers to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“VIEs” refers to DL Metal and Yoda Metal, collectively, and each of them is referred to as a “VIE”;

●	“We”, “Group”, “us”, or “our” refer to One and one Cayman, its subsidiary and VIEs.

●	“Yoda Metal” refers to Yoda Metal and Craft Trading and Services Corp., the operating entity incorporated on March 20, 2014 under the law of the Republic of the Philippines;

Our operations are principally conducted through the VIEs located in the Philippines where PHP is the functional currency. This annual report contains translations of certain PHP amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HK dollars”, “HKD”, or “HK$” are to Hong Kong dollars. Assets and liabilities are translated using the exchange rate at each balance sheet date’s period end rate. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Unless otherwise noted, all translations from PHP to U.S. dollars and from U.S. dollars to PHP in this annual report were made at the following rates:

US$ to PHP	Period End	Average Rate
December 31, 2025	58.87250	57.48284
December 31, 2024	58.08400	57.28670

Our year end is December 31. References to a particular “fiscal year” are to our year ended December 31 of that calendar year. Our audited consolidated financial statements (“CFS”) were prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information – D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

In addition, the new and rapidly changing nature of the display panel industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Company Structure

Below is a chart illustrating our current corporate structure:

Holding Company Structure

One and one Cayman was incorporated on April 17, 2024, under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares, consisting of 489,796,040 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares, of which 44,096,040 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. You may never hold equity interests in the operating entities in the Philippines. Further, One and one Cayman receives the economic benefits of the operations of two VIEs in the Philippines through an intermediate holding company (i.e., One and one HK) pursuant to the Contractual Arrangements.

One and one HK was incorporated on May 29, 2024, under the laws and regulations in Hong Kong. One and one HK is a wholly owned subsidiary of the Company. One and one HK is a holding company and is currently not actively engaging in any business.

DL Metal was established on March 3, 2022, under the laws of the Philippines. Yoda Metal was established on March 20, 2014, under the laws of the Philippines. One and one HK controls 100% of Yoda Metal and DL Metal through the Contractual Arrangements.

Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these Contractual Arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of these Contractual Arrangements. For example, the VIEs and their shareholders could breach the Contractual Arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If One and one Cayman had direct ownership of the VIEs, One and one Cayman would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the Contractual Arrangements to exercise our rights as the primary beneficiary of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. As a legal matter, if the VIEs or their shareholders fail to perform their obligations under these Contractual Arrangements, One and one Cayman may have to incur substantial costs to enforce such Contractual Arrangements, and rely on legal remedies under Philippine laws, including contract remedies, which may be time-consuming, unpredictable and expensive. The Contractual Arrangements are governed by Philippine laws and provide for the resolution of disputes through arbitration in the Philippines. The legal environment in the Philippines is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Philippine legal system could limit the ability of One and one Cayman to enforce these Contractual Arrangements. In the event One and one Cayman is unable to enforce these Contractual Arrangements, it may not be able to exert effective power as the primary beneficiary over the operating entities and it may be precluded from operating its business, which would have a material adverse effect on its financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the Philippines would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For a detailed description of the risks related to the Contractual Arrangements with the VIEs, see “Item 3. Key Information—D. Risk Relating to Our Business.”

Philippines Regulatory Licenses, Permissions and Approvals

Detailed below are all of the major permits and licenses necessary for the Company to operate its business in the Philippines, the failure to possess any of which could have a material adverse effect on its business and operations. However, the materiality of the adverse effect would depend on a case to case basis. The Company is required to have its permits to operate as a corporation, and its branches would have its own permits. A large branch losing its permits would have a more significant effect on the Company as opposed to a small branch.

The Company believes that it has all the applicable and material permits and licenses necessary to operate its business as currently conducted and such permits and licenses are valid, subsisting, or pending renewal.

Regulation on Business in the Philippines

As mandated by the Local Government Code of 1991, city and municipal mayors are mandated to issue, suspend and revoke business licenses and permits. Thus, corporations operating within the jurisdiction of the cities and municipalities are required to secure a business permit.

Regulation on Waste Disposal in the Philippines

Under Sec. 4 of PD 1568 which created the Environmental Impact assessment system, “no person, partnership, or corporation shall undertake to operate any such declared environmentally critical project or area without first securing an Environmental Compliance Certificate.” ECC is required for any activities that potentially has significant environmental impact. The company has acquired the Environmental Compliance Certificate.

Regulation on Taxation in the Philippines

The National Internal Revenue Code subjects sole proprietorship, partnership and corporation to internal revenue taxes in the Philippines. These entities are required to register their businesses with the appropriate Bureau of Internal Revenue in order for them to issue official receipts, file taxes, and claim for tax credits or deductions.

Regulation on Corporations in the Philippines

The Revised Corporation Code of the Philippines mandates the Securities and Exchange Commission to register corporations, collect fees from the registering corporations, and prescribe reportorial requirements.

Regulation on Exportation and Importation in the Philippines

The Bureau of Customs (“BOC”) is mandated to supervise and control the egress and ingress of goods in the Philippines. Persons or entities who intend to engage in the business of exportation and importation are required to be registered with the BOC.

Regulations on Environmental Protection

The Philippines is known for its rich biodiversity and stunning natural landscapes. Due to rapid industrialization, urbanization, and unsustainable exploitation of natural resources, the Philippines faces significant environmental challenges. In response to these threats, the country has enacted a comprehensive set of environmental laws aimed at conserving its natural resources, protecting its ecosystems, and promoting sustainable development including Presidential Decree No. 1151, Republic Act No. 9729, Republic Act No. 6969, Republic Act No. 8749, Republic Act No. 9003 and Republic Act No. 9275. Potential foreign investors shall also comply with these environmental laws.

Foreign Investment Laws and Restrictions

Retail Trade Liberalization Act as Amended by R.A. 11595

Republic Act No. 8762, or the Retail Trade Liberalization Act of 2000 (“R.A. 8762”), as amended by Republic Act No. 11595, liberalized the Philippine retail industry to encourage Filipino and foreign investors to forge an efficient and competitive retail trade sector in the interest of empowering the Filipino consumer through lower prices, high quality goods, better services, and wider choices. It allowed non-Filipino citizens to participate in retail on a limited basis.

“Retail Trade” is defined by R.A. 8762, as amended by R.A. 11595, to cover any act, occupation, or calling of habitually selling direct to the general public any merchandise, commodities, or goods for consumption. Under R.A. 8762, as amended by R.A. 11595, Foreign-owned partnerships, associations, and corporations may, upon registration with the Securities and Exchange Commission (SEC), or in case of foreign-owned single proprietorships, upon registration with the Department of Trade and Industry (DTI), engage or invest in the retail trade business, under the following conditions:

(a)	A foreign retailer shall have a minimum paid-up capital of PhP 25 million;

(b)	The foreign retailer’s country of origin does not prohibit the entry of Filipino retailers; and

(c)	In the case of foreign retailers engaged in retail trade through more than one (1) physical store, the minimum investment per store must be at least PhP 10 million: Provided, That this requirement shall not apply to foreign investors and foreign retailers who are legitimately engaged in retail trade and were not required to comply with the minimum investment per store at the time of the effectivity of this Act: Provided, further, That proof of qualification to engage in retail trade under Republic Act No. 8762 and its implementing rules and regulations is submitted to the DTI.

The foreign retailer shall be required to maintain in the Philippines at all times the paid-up capital PhP 25 million, unless the foreign retailer has notified the SEC or the DTI, whichever is appropriate, of its intention to repatriate its capital and cease operations in the Philippines. The actual use in Philippine operations of the minimum paid-up capital shall be monitored by the SEC, or by the DTI, whichever is appropriate.

Failure to maintain in the Philippines the paid-up capital required in the preceding paragraph, prior to notification of the SEC or the DTI, whichever is appropriate, shall subject the foreign retailer to penalties or restrictions on any future trading activities/business in the Philippines.

For purposes of registration with the SEC or DTI, the foreign retailer shall submit a certification from the Bangko Sentral ng Pilipinas (BSP) of the inward remittance of its capital investment, or in lieu thereof, such other proof certifying that is capital investment is deposited and maintained in a bank in the Philippines.

The implementing rules and regulations (“IRR”) of R.A. 8762, as amended by R.A. 11595, provides that foreign investors or foreign retailers may acquire shares in existing and operating retail stores, publicly listed or not. A foreign retailer is defined as a foreign national, partnership, association, or corporation of which more than forty percent (40%) of the capital stock outstanding and entitled to vote is owned and held by such foreign national, engaged in retail trade.

Foreign-owned partnerships, associations and corporation, upon registration with the SEC; on in case of foreign-owned single proprietorships, upon registration with the Department of Trade and Industry (DTI), may engage or invest in retail trade, under the following conditions:

●	A foreign retailer shall have minimum paid-up capital of PhP25 million;

●	The foreign retailer’s country of origin provides for reciprocity to Filipinos.

Foreign Investments Act of 1991

Republic Act No. 7042, otherwise known as the Foreign Investments Act of 1991 (“Foreign Investments Act”), liberalized the entry of foreign investment into the Philippines. As a general rule, there are no restrictions on extent of foreign ownership of export enterprises. In domestic market enterprises, foreigners can invest as much as one hundred percent (100%) equity except in areas included in the Foreign Investment Negative List. The latest Foreign Investment Negative List (Twelfth) maintains the prohibition of foreign equity for retail trade enterprises with paid-up capital of less than PhP25 million under R.A. 11595, amending R.A. 8762.

For the purpose of complying with nationality laws, the term “Philippine National” is defined under the Foreign Investments Act as any of the following:

●	a citizen of the Philippines;

●	a domestic partnership or association wholly owned by citizens of the Philippines;

●	a corporation organized under the laws of the Philippines of which at least 60% of the capital stock outstanding and entitled to vote is owned and held by citizens of the Philippines;

●	a corporation organized abroad and registered to do business in the Philippines under the Revised Corporation Code of the Philippines, of which 100% of the capital stock outstanding and entitled to vote is wholly owned by Filipinos; or

●	a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine National and at least 60% of the fund will accrue to the benefit of Philippine Nationals.

For as long as the percentage of Filipino ownership of the capital stock of the corporation is at least 60% of the total shares outstanding and voting, the corporation shall be considered as a 100% Filipino-owned corporation.

Registration of Foreign Investments and Exchange Controls

Under current BSP regulations, an investment in Philippine securities must be registered with the BSP if the foreign exchange needed to service the repatriation of capital and/or the remittance of dividends, profits, and earnings derived from such shares is to be sourced from the Philippine banking system. If the foreign exchange required to service capital repatriation or dividend remittance will be sourced outside the Philippine banking system, registration with the BSP is not required. BSP Circular No. 471 issued on January 24, 2005 subjects foreign exchange dealers and money changers to RA No. 9160 (the Anti-Money Laundering Act of 2001, as amended) and requires these non-bank sources of foreign exchange to require foreign exchange buyers to submit supporting documents in connection with their application to purchase foreign exchange for purposes of capital repatriation and remittance of dividends.

Cash and Asset Flows through Our Organization

One and one Cayman is a holding company with no operations of its own. Its business operations are conducted through Contractual Arrangements between the intermediary holding company, One and one HK, and the VIEs in the Philippines. One and one Cayman is permitted under Cayman Islands laws to provide funding to its subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If One and one HK incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to One and one Cayman.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from One and one Cayman to One and one HK or from One and one HK to One and one Cayman. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

The Company’s business is conducted through the VIEs. Funds may be paid by the VIEs to One and one HK as service fees pursuant to the Contractual Arrangements. The Company may rely on dividends paid by the intermediary holding company (i.e., One and one HK) for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

In order for us to pay dividends to our shareholders, we may rely on payments made from the VIEs to One and one HK and from One and one HK to One and one Cayman. For the fiscal years ended December 31, 2025 and 2024 and as of the date of this annual report, the VIEs have not made any transfers, loans, or distributions, and no transfers, dividends, and distributions have been made between One and one HK and VIEs, or to investors. We do not anticipate any difficulties or limitations on our ability to transfer cash between us, our subsidiary and VIEs. Other than the above discussed pursuant to the Contractual Arrangements, we do not have any cash management policies that dictate the amount of such funding among the Group and the VIEs.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Class A Ordinary Shares. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries and VIEs in Hong Kong, and Philippines.

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business

●	We do not have a long operating history as an integrated group.

●	We have limited experience operating as a standalone public company.

●	We may incur losses in the future.

●	Our historical financial and operating results are not a guarantee of our future performance.

●	We have a substantial supplier concentration with a limited number of suppliers accounting for a substantial portion of our total purchases. Changes or difficulties in our relationships with our suppliers and loss may harm our business and financial results.

●	We are currently dependent on a small group of customers for most of our revenue and the loss of, or a significant reduction in purchases by, one or more of our principal customers could materially and adversely affect our business, financial condition, and results of operations.

●	Our reliance on customers located in China and Hong Kong exposes us to significant geopolitical, regulatory, and economic risks that could adversely affect our business operations and financial performance.

●	We may face operational, regulatory, and reputational risks related to environmental compliance, workplace safety, and the handling of waste materials

●	We do not have any commercial insurance coverage.

●	We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

●	Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

●	Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

●	Any adverse material changes to the Philippines market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

●	We may be affected by disruptions to our production.

●	We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

Risks Related to Doing Business in the Philippines

●	We may face political and social instability.

●	Inflation in the Philippines could negatively affect our profitability and growth.

●	We may face customs restrictions for the importation and exportation of metals.

●	Our ability to source our products efficiently and cost-effectively could be negatively impacted if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with exporters are impaired or terminated.

●	It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

Risks Related to Our Corporate Structure

●	Our corporate actions are substantially controlled by Ms. Caifen Yan, the Chair of the Board and Director of the Company, through One and one International Limited, which has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

●	We and our Hong Kong subsidiary rely on Contractual Arrangements with the VIEs and the VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

●	We rely on dividends and other distributions on equity paid by the VIEs to fund any cash and financing requirements we may have. To the extent cash or assets in our business are held in Hong Kong or by One and one HK, such funds or assets may not be available to fund operations or for other use outside of Hong Kong.

●	Our Chair of the Board and Director, Ms. Caifen Yan, has significant control over shareholder matters and the minority shareholder will have little or no control over our affairs.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

●	There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Risks Related to Our Class A Ordinary Shares

●	Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

●	The dual class structure of our Class A Ordinary Shares has the effect of concentrating voting control with our Chairman and CEO, and their interest may not be aligned with the interests of our other shareholders.

●	Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

●	We may not be able to pay dividends in the future.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	We have incurred significant expenses and devoted other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

●	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Risks Related to Our Business

We do not have a long operating history as an integrated group.

One and one Cayman was incorporated as a holding company on April 17, 2024. While the VIEs have been in operation since 2014, we do not have a long history of running an integrated group with standardized policies and procedures on which our past performance may be judged. Given our limited operating history as an integrated group and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities.

We have limited experience operating as a standalone public company.

We have limited experience conducting our operations as a standalone public company. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a standalone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

We may incur losses in the future.

For the years ended December 31, 2025, and December 31, 2024, the Company recorded net income of $11,811,614 and $6,476,772, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, in particular retail store expansion, attract potential customers, and further enhance our service offering. Our expenses when expressed in US dollars also are exposed to increases due to depreciation of the Philippines Peso. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

We have a substantial supplier concentration with a limited number of suppliers accounting for a substantial portion of our total purchases. Changes or difficulties in our relationships with our suppliers and loss may harm our business and financial results.

We rely on a limited number of waste exporters and commercial agents as our suppliers. For the fiscal years ended December 31, 2025, and December 31, 2024, we had four and four major suppliers respectively, who accounted for more than 10% of our total purchases. For the year ended December 31, 2025, four suppliers accounted for approximately 38.9%, 13.3%, 12.3%, and 10.6% of the total purchases. For the year ended December 31, 2024, four suppliers accounted for approximately 45.7%, 12.6%, 10.7% and 10.5% of the total purchases.

Inherent risks exist whenever procurement is concentrated with a limited number of suppliers. Our suppliers may fail to meet their procurement obligations, which may adversely affect our business. We enter into supply contracts with our suppliers, typically lasting for one year with automatic one year extension absent either party’s objection. Both parties have the right to terminate the agreement upon notifying the other party in advance. There is no assurance that we can continue to maintain stable and long-term business relationships with any supplier. Failure to maintain existing relationships with the suppliers or to establish new relationships in the future could negatively affect the Company’s ability to deliver products to customers in a price advantageous and timely manner. If the Company is unable to obtain ample supply of waste metal materials from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect our business, results of operations and financial condition.

We are currently dependent on a small group of customers for most of our revenue and the loss of, or a significant reduction in purchases by, one or more of our principal customers could materially and adversely affect our business, financial condition, and results of operations.

We derive a significant portion of our revenue from a limited number of long-term, cooperative importer customers located primarily in Mainland China and Hong Kong. As of the date of this annual report, we have established cooperative relationships with nine principal importers. While we enter into master sales agreements or purchase orders with these customers that specify key terms such as product specifications, pricing, weight, delivery, and payment terms, such contracts may be written, oral, or implied through customary business practices, and are typically subject to six-month credit terms, which may be extended for large projects.

For the fiscal years ended December 31, 2025, and 2024, we had three and three major customers respectively, who accounted for more than 10% of our total revenue. For the year ended December 31, 2025, three customers accounted for approximately 26.8%, 48.8% and 24.4% of the total revenue, respectively. For the year ended December 31, 2024, three customers accounted for approximately 56.37%, 22.23%, and 17.43% of the total revenue.

Due to this customer concentration, a loss of, or material reduction in orders from, any one of these key customers — whether due to customer-specific factors, market conditions, shifts in demand, or deteriorating business relationships — could result in a substantial decline in our revenue. In addition, if any of our major customers were to delay payment or become unable to meet their financial obligations, it could adversely affect our liquidity and cash flow. Our dependence on a small group of customers exposes us to increased risks and limits our ability to mitigate downturns in specific customer segments or geographic regions.

If we are unable to maintain our existing customer relationships, or if we fail to attract new customers to diversify our client base, our business, financial condition, and results of operations may be materially and adversely affected.

Our reliance on customers located in China and Hong Kong exposes us to significant geopolitical, regulatory, and economic risks that could adversely affect our business operations and financial performance.

We currently depend on a limited number of long-term importers based in China and Hong Kong for the sale of our processed metal products. The evolving political and legal landscape in China and Hong Kong, has introduced heightened legal and regulatory uncertainties for businesses. Both China and Hong Kong maintain distinct import regulations, customs policies, and environmental standards. Sudden changes in import licensing rules, inspection procedures, or restrictions on the import of scrap metal products could delay shipments, increase costs, or reduce demand for our products. While we are based in the Philippines, broader geopolitical tensions involving China — such as its relations with neighboring countries in the Asia-Pacific region — could indirectly impact trade routes, port access, or cross-border logistics efficiency, thereby affecting our ability to deliver products in a timely manner. Economic slowdowns, policy shifts, or financial instability within China and Hong Kong can also lead to decreased demand for our products, payment delays, or defaults by our customers. Such economic fluctuations can have a direct adverse effect on our revenue and profitability.

We may face operational, regulatory, and reputational risks related to environmental compliance, workplace safety, and the handling of waste materials.

Our operations involve the processing of waste materials, including imported industrial residues that have undergone preliminary detoxification prior to transportation. While these materials are delivered to us in a secured manner, and we implement emission control systems during the incineration and processing phases, our activities may still pose certain environmental and safety risks.

We are subject to Philippine environmental, and safety regulations governing emissions, waste handling, and workplace safety. These regulations may become more stringent over time, potentially requiring us to upgrade our facilities, adopt new technologies, or incur higher compliance costs. Any failure to comply with these regulations, or any perception of inadequate handling of materials, could result in fines, operational delays, or reputational damage.

In addition, the sorting of scrap materials presents inherent occupational safety risks. Although we have adopted workplace safety protocols, any lapse or accident could disrupt operations, lead to regulatory scrutiny, or expose us to liability. Furthermore, inconsistent quality or composition of scrap materials, and any delays or disruptions in logistics, could impact our processing efficiency and operating margins.

We do not have any commercial insurance coverage.

Our company does not currently maintain any insurance coverage, which exposes us to significant operational and financial risks. As a metal scrap processing company operating in the Philippines, we are highly dependent on our large workforce. In the event of accidents, workplace injuries, or other unforeseen incidents, the absence of insurance could result in substantial financial liabilities and disruptions to our operations. Additionally, without insurance, we face increased risks related to property damage, equipment failures, and potential legal claims, all of which could severely impact our business. This lack of insurance coverage may also affect our ability to attract and retain employees, further jeopardizing our operational stability and growth prospects. Consequently, our financial condition, results of operations, and overall business prospects could be materially and adversely affected by our lack of insurance.

To mitigate against such risk, we have outsourced our property security to professional safety officers who conduct regular, daily patrols to prevent emergency situations. All employees are provided with fully paid social insurance, which includes coverage for medical care and accident insurance.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Along with the growth and expansion of our business, we may be involved in litigation, regulatory proceedings, and other disputes arising outside the ordinary course of our business. Such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers, or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. In market downturns, the number of legal claims and the amount of damages sought in litigation and regulatory proceedings may increase. Our clients may also be involved in litigation, investigation or other legal proceedings, some of which may relate to deals that we have advised, whether or not there has been any fault on our part.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

As of the date of this annual report, we have not identified any specific acquisition, investment, or partnership target.

Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under Philippine law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under Philippine law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the Contractual Arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

These Contractual Arrangements are governed by and interpreted in accordance with the laws of the Philippines. The legal system in the Philippine is still developing. As a result, uncertainties in the Philippine legal system could limit our ability to enforce these Contractual Arrangements. Further, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a consolidated VIE should be interpreted or enforced under Philippine law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under Philippine law, rulings by arbitrators are final and parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in Philippine courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or we experience significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by them. As a result, we may be unable to consolidate the consolidated financial statements of the Philippine operating entities and our ability to conduct business may be negatively affected.

Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental authorities including, but not limited to, Bureau of Internal Revenue Philippines, Securities and Exchange Commission, Department of Trade and Industry Philippines, and various local government units. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, waste materials and scrap metal resource recovery, are subject to various and complex laws and regulations, extensive government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities in the Philippines, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

Any adverse material changes to the Philippines market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

Since 2014, all of our revenue was derived from our operations in Philippines. Any adverse circumstances affecting the Philippines market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our dealers who are particularly sensitive to business and consumer spending.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Philippines. Measures taken by the Philippines government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures.

In the event of a resurgence of COVID-19, if a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to manage our business which may have a material adverse effect on our business operations and reputation of our Group.

We may be affected by disruptions to our production.

Our production site in the Philippines is subject to adverse weather conditions, including rainfall, flood and typhoons, which could disrupt our operations. These weather conditions may cause damage to infrastructure, including walls, roads, and other facilities at our plant, necessitating costly repairs and maintenance. The occurrence of any of the above events may cause us to stop or suspend our production process, which would have an adverse impact on our business, financial position and profitability. While we have implemented measures to mitigate these risks, such as reinforcing infrastructure and roads, we cannot assure that these measures will be sufficient to prevent significant operational disruptions or financial losses. If we are unable to effectively manage these risks, our business, financial condition, and results of operations could be materially and adversely affected.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) us and our clients; (ii) our clients; (iii) us and our employees; (iv) our clients and our employees or (v) us and our major shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to address timely potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or Director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or Director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

Risks Related to Doing Business in Philippines

We may face political and social instability.

Potential foreign investors should take into consideration the political and social environment in the Philippines and its current international conflicts. This is because any change in the political and international relations of the Philippines could affect its business operations in the Philippines.

Recently, the Republic of the Philippines and the People’s Republic of China have been in a dispute in the West Philippine Sea (also known as the South China Sea). The dispute is a complex geopolitical issue with significant implications for regional stability, maritime security, and international law.

The most recent development concerning this matter involves a confrontation between the Philippine coast guard and their Chinese counterparts. According to a statement from a Philippine government task force, China Coast Guard and Chinese Maritime Militia vessels engaged in acts of harassment, obstruction, and dangerous maneuvers during a routine resupply and rotation mission. The statement reported that during the incident, two China Coast Guard ships fired water cannons at Unaizah May 4, a military chartered boat carrying replacement soldiers and supplies to Second Thomas Shoal, where Filipino troops are stationed on a grounded Philippine navy vessel, the BRP Sierra Madre. Second Thomas Shoal, also called the Ayungin Shoal, serves as the location for BRP Sierra Madre, a navy vessel deliberately grounded on the sandbank in 1999 to assert the Philippines’ claim in the West Philippine Sea.

Before this incident, there were numerous harassments made by the Chinese coast guard to the boats of Philippine fishermen and the Philippine coast guard. These incidents were aggravated by the Chinese government in insisting that former President Rodrigo Duterte entered a “secret deal” with China wherein he purportedly relinquished the disputed territory in the West Philippine Sea to China and agreed not to have any repairs done on BRP Sierra Madre.

Due to the rising tension in the West Philippine Sea the Philippines, together with the American, Australian and French forces, began the Balikatan 2024 in the West Philippine Sea. According to Lt. Den Jurney during the opening ceremony of the Balikatan exercise, “Balikatan is more than an exercise; it’s a tangible demonstration of our shared commitment to each other. It matters for regional peace, it matters for regional stability,” When we increase our mutual response and defense capabilities, we strengthen our ability to promote regional security and protect our shared interests.”

Moreover, the Philippines has experienced various terrorist attacks in the past years, with the Armed Forces of the Philippines engaged in conflicts with groups responsible for kidnapping and terrorism within the country. Additionally, bombings have occurred primarily in urban areas in the southern region of the Philippines.

The escalation of the tension in the West Philippine Sea and the frequency, severity, or geographic extent of these terrorist activities could unsettle the Philippines and have detrimental effects on the nation’s economy. We cannot guarantee the stability of the political landscape in the Philippines or the economic policies pursued by the current or future administrations, which may impact the regulatory framework for retail and trade industries.

Inflation in the Philippines could negatively affect our profitability and growth.

The economy of the Philippines experienced significant growth, leading to inflation and increased costs. For 2025, the country recorded an annual average inflation rate of 1.7%, lower than the annual average rate of 3.2% in 2024. For 2024, The country recorded an average inflation rate of 3.2%, lower than the annual average rate of 6% in 2023. High inflation and monetary tightening are likely to soon weigh more significantly on domestic activity, which can negatively impact purchasing power and lead to tough financial decisions for company. Inflation refers to a broad rise in the prices of raw material and products over time, eroding purchasing power for company but in another way increasing revenue. The fluctuation of price of raw material effects the stability of supply chain that may play negative impact to our operation.

Our operations in the Philippines are exposed to inflationary pressures, which have been exacerbated by global supply chain disruptions, rising energy costs, and local economic factors. Inflation could lead to higher costs for materials, labor, and services, affecting the Company’s operating expenses and margins if these increases cannot be passed on to customers.

We may face customs restrictions for the importation and exportation of metals.

Every business engaged in the importation and exportation of goods is subject to regulatory framework marked by complexity and possible operational intricacies. The importation process is contingent upon meticulous compliance with a spectrum of regulations, encompassing customs procedures, health and safety standards, and adherence to evolving governmental policies.

Yoda Metal is a retail and trading company. One of its primary purposes is to engage with the exportation and importation of all kinds of metal scrap, goods, wares, merchandise, or products whether natural or artificial. Therefore, it is subject to the rules and regulations of the Philippines with respect to its importation and exportation activities.

Yoda Metal’s importation and exportation of metals should comply with the relevant directives and regulations of the Bureau of Customs (BOC). Republic Act. No. 10863, also referred to as the Customs Modernization and Tariff Act (CMTA), revised the Tariff and Customs Code of the Philippines, and serves as the primary law governing the importation and exportation process in the Philippines.

Pursuant to Sec. 104 of the CMTA, all goods imported into the Philippines, shall be subject to duty upon importation, including goods previously exported from the Philippines, unless otherwise exempted by the CMTA or other special laws.

It must be noted that an imported product can be classified either as: (a) Free Importation and Exportation — goods that may be freely imported into and exported without the need for other permits, licenses, and clearances; (b) Regulated Importation and Exportation — goods which are subject to regulation and requires prior declaration, clearances, licenses; (c) Restricted Importation and Exportation — goods which are generally prohibited unless the law grants a special exemption; and (d) Prohibited Importation and Exportation — goods which are expressly prohibited. One of the prohibited importations, as stated in Sec. 118(d) of RA 10863, is any goods manufactured in whole or in part of gold, silver or other precious metals or alloys and the stamp, brand or mark does not indicate the actual fineness of quality of the metals or alloys.

In the metal and steel processing and trading sector, Yoda Metal must adhere to rigorous regulations encompassing environmental standards, import and export protocols, and trade guidelines. Securing the requisite permits and abiding by the regulations are fundamental aspects of its operations. It is crucial to acknowledge the dynamic nature of the legislative and regulatory framework within which we operate. Changes, whether in the form of new laws, amendments, or shifting interpretations, may lead to increased operational expenses or necessitate adjustments in its business methodologies.

Our ability to source our products efficiently and cost-effectively could be negatively impacted if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with exporters are impaired or terminated.

The Philippine Constitution has a mandate that certain industries be wholly owned by Filipinos or majority of its ownership is held by Filipinos. Foreign Investments Act of 1991 was also enacted to limit the amount of investment permitted to foreign investors.

Failure to comply with the foreign ownership restrictions mandated by the Philippine Constitution and relevant laws can result in significant legal and financial repercussions for the Company. Non-compliance may lead to the imposition of severe penalties, including fines, suspension or revocation of business permits and licenses. Additionally, the company could be subject to legal actions initiated by regulatory bodies or affected third parties, which could result in costly litigation and damage to the company’s reputation. This non-compliance could also hinder the company’s ability to raise capital, expand operations, and attract future foreign investment, thereby adversely affecting its financial performance and growth prospects.

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

One and one Cayman is a Cayman Island exempted company with limited liability and it conducts its operations through Contractual Arrangements with operating entities in the Philippines. All of our directors and executive officers reside outside the United States. In addition, all of our assets are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

As of the date of this annual report, there is no treaty between the United States and the Philippines providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in the Philippines. It is not clear whether a Philippines court may impose civil liability on us, our directors and/or executive officers who reside in the Philippines in an action brought in the Philippine courts against us or such persons with respect to a violation solely of the federal securities laws of the United States.

Under Philippine jurisprudence, judgment or orders by US courts could be recognized by Philippine courts, under certain conditions.

In the Philippines, a judgment or final order of a foreign tribunal cannot be enforced simply by execution. (BPI Securities v. Guevara, G.R. No. 167052, 11 March 2015) Such judgment or order merely creates a right of action, and its non-satisfaction is the cause of action by which a suit can be brought upon for its enforcement. (BPI Securities v. Guevara, G.R. No. 167052, 11 March 2015) An action for the enforcement of a foreign judgment or final order in Philippine jurisdiction is governed by Rule 39, Section 48 of the Rules of Court. (BPI Securities v. Guevara, G.R. No. 167052, 11 March 2015)

However, the foreign judgment or final order may be repelled by evidence of a want of jurisdiction, want of notice to the party, collusion, fraud, or clear mistake of law or fact. (BPI Securities v. Guevara, G.R. No. 167052, 11 March 2015)

Risks Related to Our Corporate Structure

Our corporate actions are substantially controlled by Ms. Caifen Yan, the Chairman of the Board and Director of the Company, through One and one International Limited, which has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this Annual Report, Ms. Caifen Yan, the Chairman of the Board and Director of the Company, through One and one International Limited, beneficially owns approximately 91.19% of the total voting power. Accordingly, Ms. Yan, through One and one International Limited, has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

The interests of our controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. Without the consent of our controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We and our Hong Kong subsidiary rely on Contractual Arrangements with the VIEs and the VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

We and our Hong Kong subsidiary rely on Contractual Arrangements with the VIEs and their shareholders to operate their business. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these Contractual Arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements.

For example, the VIEs and their shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise our rights as the primary beneficiary of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. As a legal matter, if the VIEs or their shareholders fail to perform their obligations under these Contractual Arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under Philippines law, including contract remedies, which may be time-consuming, unpredictable and expensive.

All of these Contractual Arrangements are governed by Philippine laws and provide for the resolution of disputes through arbitration in the Philippines. The legal environment in the Philippines is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Philippines legal system could limit our ability to enforce these Contractual Arrangements. There are also substantial uncertainties regarding the interpretation and application of current and future Philippines laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its Contractual Arrangements with the consolidated VIEs and their shareholders. If the Philippines government finds that the agreements that establish the structure for operating recycling business do not comply with the Philippines government restrictions on foreign investment, we could be subject to severe penalties, including being prohibited from operating business. In addition, uncertainties in the Philippines legal system could limit our ability to enforce these Contractual Arrangements. There are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a VIE should be interpreted or enforced under the Philippines laws. There remain significant uncertainties regarding the ultimate outcome of the arbitration should legal action become necessary. In the event One and one Cayman is unable to enforce these Contractual Arrangements, or if it suffers significant delay or other obstacles in the process of enforcing these Contractual Arrangements, it may not be able to exert effective power as the primary beneficiary over the operating entities and it may be precluded from operating its business, which would have a material adverse effect on its financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the Philippines would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

We rely on dividends and other distributions on equity paid by the VIEs to fund any cash and financing requirements we may have. To the extent cash or assets in our business are held in Hong Kong or by One and one HK, such funds or assets may not be available to fund operations or for other use outside of Hong Kong.

We rely on dividends and other distributions on equity paid by the VIEs to fund any cash and financing requirements we may have. To the extent cash or assets in our business are held in Hong Kong or by One and one HK, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our company, our subsidiary, or the VIEs by the PRC government to transfer cash or assets.

Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares.

One and one HK relies on dividends and other distributions on equity paid by the VIEs for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and finance the growth and development of our business. If the VIEs incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

While the PRC laws and regulations do not currently have any material impact on transfers of cash from One and one Cayman to One and one HK or from One and one HK to One and one Cayman, our shareholders and U.S. investors, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from One and one HK.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations by the PRC government, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business or transfer funds, could require us to change certain aspects of our business to ensure compliance. This could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

Furthermore, any limitation on the ability of our subsidiary to pay dividends or make other distributions to us due to PRC government intervention could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Such interventions or restrictions could potentially lead to a scenario where our Class A Ordinary Shares significantly decrease in value.

Investors should be aware that their funds may be affected by these potential restrictions on transfers from Hong Kong and that the risk of PRC government intervention, while not currently present, could arise in the future and significantly impact the value and utility of their investment.

Our Chair of the Board and Director, Ms. Caifen Yan, has significant control over shareholder matters and the minority shareholder will have little or no control over our affairs.

Ms. Caifen Yan, through One and one International Limited, has control of approximately 91.19% of the voting shares of the company, as of the date of this Annual Report, broken down by 23,809,240 Class A Ordinary Shares and 10,203,960 Class B Ordinary shares. Consequently, Ms. Yan is able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have some control over our management and policies. Ms. Yan would maintain voting control with her Class B Ordinary shares.

Ms. Yan may have interests that are different from our public investors. For example, Ms. Yan may support proposals and actions with which our public investors may disagree. The concentration of ownership could delay or prevent a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of our Company, which in turn could reduce the price of our shares. In addition, Ms. Yan could use her voting influence to maintain our existing management and directors in office, delay or prevent changes in control of our Company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee incentive plans and approvals of significant financing transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a six-months basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. This includes being exempted from certain of the corporate governance requirements of the Nasdaq, namely (i) a majority of the directors on our Board are not required to be independent directors; (ii) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (iii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Furthermore, although our directors and executive officers will be required to report equity holdings under Section 16 of the Exchange Act, they will not be subject to the insider short-swing profit disclosure and recovery regime. Currently, we do not plan to rely on home country practices with respect to our corporate governance, if we decide to rely on home country practice in the future, our shareholders will be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, although our directors and executive officers will be required to report equity holdings under Section 16 of the Exchange Act, they will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering conducted in October 2025. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder.

Risks Related to Our Class A Ordinary Shares

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Class A Ordinary Shares will not decline in the future. Investors may not be able to sell their Class A Ordinary Shares at or above the price at which they purchased the Ordinary Shares. The prices at which our Class A Ordinary Shares will trade in the future may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chair and Chief Executive Officer, and their interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Ms. Caifen Yan, the Chair of the Board and Director of the Company, through One and one International Limited, beneficially owns approximately 91.19% of the total voting power as of the date of this Annual Report. As a result, Ms. Yan, through One and One International Limited, has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

We may not be able to pay dividends in the future.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our Board of Directors has complete discretion as to whether to declare and distribute dividends. Our ability to declare dividends to our Shareholders in the future will be contingent on multiple factors, including our future financial performance, distributable reserves of our Company, current and anticipated cash needs, capital requirements, our ability to implement our future plans, contractual, legal and tax restrictions, regulatory, competitive, technical and other factors such as general economic conditions, demand for and selling prices of our products, the ability of our subsidiary to distribute funds to us, and other factors exclusive to the facilities services industry. Our existing and future loan arrangements with any financial institutions may also limit when and how much dividends we can declare and pay out. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our Shareholders in the future. We do not currently plan to pay any dividends in the foreseeable future.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our Class A Ordinary Shares have been traded on Nasdaq, however, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We have incurred significant expenses and devoted other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We have incurred significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq (as applicable to us as a foreign private issuer), has significantly increased our costs as well as the time that must be devoted to compliance matters. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. These laws, rules, regulations and standards has also made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers in the future. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

One and one Cayman is a Cayman Islands exempted company limited by shares. The following diagram illustrates the corporate structure of the Company as of the date of the annual report:

One and one Cayman was incorporated on April 17, 2024 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares, consisting of 489,796,040 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares. As of the date of this annual report, there are 45,829,373 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares that are issued and outstanding. One and one Cayman is a holding company and is currently not actively engaging in any business. One and one Cayman receives the economic benefits of the business operations of the VIEs in the Philippines through Contractual Arrangements between One and one HK and the VIEs.

One and one HK was incorporated on May 29, 2024 under the laws and regulations in Hong Kong. One and one HK is a wholly owned subsidiary of the Company. One and one HK is a holding company and is currently not actively engaging in any business.

DL Metal was established on March 3, 2022, under the laws of the Philippines. Yoda Metal was established on March 20, 2014, under the laws of the Philippines. One and one HK controls 100% of Yoda Metal and DL Metal through the Contractual Arrangements.

Due to restrictions imposed by the Philippine laws and regulations on foreign ownership, One and one HK entered into a series of Contractual Arrangements with Yoda Metal and DL Metal, which we refer to as the VIEs (variable interest entities), and their shareholders. We rely on these Contractual Arrangements with the VIEs to control 100% of their ownership interests, receive the economic benefits of their operations, and control most aspects of their operations. We have relied and expect to continue to rely on these Contractual Arrangements to conduct our business in the Philippines.

Funds may be paid by the VIEs to One and one HK as service fees pursuant to the Contractual Arrangement. The Company may rely on dividends paid by the intermediary holding company for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Our ability to declare dividends to our Shareholders in the future will be contingent on multiple factors, including our future financial performance, distributable reserves of our Company, current and anticipated cash needs, capital requirements, our ability to implement our future plans, contractual, legal and tax restrictions, regulatory, competitive, technical and other factors such as general economic conditions, demand for and selling prices of our products, the ability of our subsidiary to distribute funds to us, and other factors exclusive to the facilities services industry.

There are also substantial uncertainties regarding the interpretation and application of current and future Philippines laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its Contractual Arrangements with the consolidated VIEs and their shareholders. If the Philippines government finds that the agreements that establish the structure for operating recycling business do not comply with the Philippines government restrictions on foreign investment, we could be subject to severe penalties, including being prohibited from operating business. In addition, uncertainties in the Philippines legal system could limit our ability to enforce these Contractual Arrangements. There are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a VIE should be interpreted or enforced under the Philippines laws. There remain significant uncertainties regarding the ultimate outcome of the arbitration should legal action become necessary. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the consolidated VIEs, and our ability to conduct our business may be negatively affected.

Contractual Arrangements with the VIEs and their Shareholders

Due to Philippine legal restrictions on foreign ownership, we control and receive the economic benefits of Yoda and DL Metal’s business operation through a series of Contractual Arrangements. One and one HK entered into the Contractual Arrangements with Yoda Metal and the shareholders of Yoda Metal, DL Metal and the shareholders of DL Metal, respectively, on June 10, 2024. Although the Contractual Arrangements are not equivalent to equity ownership in the business of the VIEs, the Contractual Arrangements are designed to provide One and one HK with the power, rights and obligations similar to those it would possess as the sole equity holder of Yoda Metal and DL Metal, including absolute control rights and the rights to the assets, property and revenue of Yoda Metal and DL Metal. Any references in this annual report to control or benefits that accrue to us and our subsidiary because of the VIEs are limited to, and subject to conditions for consolidation of, the VIEs under U.S. GAAP. Consolidation of VIEs under U.S. GAAP generally occurs if we or our subsidiary (1) have an economic interest in the VIEs that provides significant exposure to potential losses or benefits from the VIEs and (2) have power over the most significant economic activities of the VIEs. For accounting purposes, we are the primary beneficiary of the VIEs. In addition, the Contractual Arrangements governing the VIEs have not been tested in a court of law.

If Yoda Metal and DL Metal, or the shareholders of Yoda Metal and DL Metal fail to perform their respective obligations under the Contractual Arrangements, we could be limited in our ability to enforce the Contractual Arrangements that give us effective control over Yoda Metal and DL Metal. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of the VIEs in our financial statements.

The following is a complete list of the currently effective Contractual Arrangements by and among our wholly-owned subsidiary, One and one HK, and the VIEs, Yoda Metal and DL Metal, and/or their shareholders. These Contractual Arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by Philippine law.

Shared Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among One and one HK and the shareholders of Yoda Metal and DL Metal, respectively, the shareholders of Yoda Metal and DL Metal pledged all of their equity interests in Yoda Metal and DL Metal to One and one HK to guarantee Yoda Metal and DL Metal’s obligations under the Contractual Arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by One and one HK in enforcing such obligations of Yoda Metal and DL Metal, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Yoda Metal and DL Metal, One and one HK, as pledgee, will have the right to dispose of the pledged equity interests in Yoda Metal and DL Metal and priority in receiving the proceeds from such disposition. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders and Yoda Metal and DL Metal shall not have any right to terminate this agreement in any event unless otherwise required by Philippine laws.

Exclusive Cooperation Agreement

One and one HK, Yoda Metal and DL Metal and the shareholders of Yoda Metal and DL Metal respectively entered into exclusive cooperation agreements, pursuant to which One and one HK has the exclusive right to provide to Yoda Metal and DL Metal complete technical support, business support, and related consulting services. One and one International HK Limited has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Yoda Metal and DL Metal agree to pay One and one HK service fees at an amount as determined by One and one HK. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by One and one HK. Yoda Metal and DL Metal and their shareholders shall not have any right to terminate this agreement in any event unless otherwise required by Philippine laws.

Exclusive Option Agreement

One and one HK, Yoda Metal and DL Metal and each of the shareholders of Yoda Metal and DL Metal entered into an exclusive option agreement, respectively pursuant to which each of the shareholders of Yoda Metal and DL Metal irrevocably granted One and one HK an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Yoda Metal and DL Metal, and the purchase price shall be the lowest price permitted by applicable Philippine law. The exclusive option agreement will remain effective until all equity interests in Yoda Metal and DL Metal held by the shareholders of Yoda Metal and DL Metal are transferred or assigned to One and one HK or its designated person(s). The shareholders and Yoda Metal and DL Metal shall not have any right to terminate this agreement in any event unless otherwise required by Philippine laws.

Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these Contractual Arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, the VIEs and their shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under Philippine laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these Contractual Arrangements are governed by Philippine law and provide for the resolution of disputes through arbitration in the Philippine. The legal environment in the Philippine is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Philippine legal system could limit the ability of One and one Cayman to enforce these Contractual Arrangements. In the event One and one Cayman is unable to enforce these Contractual Arrangements, it may not be able to exert effective control over its operating entities and it may be precluded from operating its business, which would have a material adverse effect on its financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the Philippine would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For a detailed description of the certainties of the VIE arrangements, see “Item 3.D. Risk Factors - We and our Hong Kong subsidiary rely on Contractual Arrangements with the VIEs and the VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.”

History of Share Issuance

Incorporation and Pre-IPO Transactions

One and one Green Technologies. INC was incorporated on April 17, 2024. In connection with the incorporation, on April 17, 2024, One and one Cayman issued shares of a nominal or par value of US$0.0001 to Osiris International Cayman Limited, which was transferred to One and one International Limited on April 17, 2024. In addition to that, On April 17, 2024, One and one Cayman issued 20,000,000 shares in total for consideration of USD$2000 to its investors. On December 25, 2024, One and one Cayman issued 32,000,000 shares in total for consideration of USD$3200 to its investors. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act. No underwriters were involved in these issuances of ordinary shares.

On December 27, 2024, the Company adopted its amended and restated memorandum and articles of association. The authorised share capital of the Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 489,796,040 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 10,203,960 Class B Ordinary Shares of a par value of US$0.0001 each.

Initial Public Offering

On October 10, 2025, we consummated our initial public offering of 2,000,000 Class A ordinary shares at $5.00 per share. On October 24, 2025, the underwriters exercised the over-allotment option in full to purchase the additional 300,000 Class A Ordinary Shares. The closing for the sale of the over-allotment option took place on October 28, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the over-allotment option, totaled US11,500,000, before deducting underwriting discounts and other related expenses. The shares were issued pursuant to a registration statement on Form F-1 (File No. 333-284375).

The April 2026 Follow-on Offering

On April 10, 2026, the Company entered into certain securities purchase agreements (the “Securities Purchase Agreements”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis, 1,733,333 units, each unit consisting of one Class A Ordinary Shares and one warrant to purchase up to one and a half Class A Ordinary Shares (the “Common Warrant”), at an offering price of $7.50 per unit, for a gross proceeds of approximately $13 million, before deducting placement agent fees and offering expenses. In addition, at the closing of the offering which took place on April 13, 2026, the Company issued to the Purchasers warrants (the “Greenshoe Warrants”) to purchase up to an additional 400,000 Class A Ordinary Shares at an exercise price of $7.50 per share, representing up to an additional $3.0 million of potential gross proceeds to the Company, if and to the extent exercised.

Each of the Common Warrants has an exercise price of $8.25 per share, and is exercisable beginning on the date of issuance, and will expire 3.5 years after the date of issuance. Each Common Warrant entitles the holder to purchase up to a number of Class A Ordinary Shares equal to 150% of such Purchaser’s shares purchased in the offering, subject to automatic increase upon each exercise of any Greenshoe Warrant. Each of the Greenshoe Warrants has an exercise price of $7.50 per Class A Ordinary Share, and is exercisable beginning on the date of issuance, and will expire 45 days after the closing, subject to extension as set forth therein.

The Offering closed on April 13, 2026.

The securities were offered pursuant to a registration statement on Form F-1 (File No. 333-294587) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 and declared effective on March 27, 2026. The offering was made only by means of a prospectus that forms a part of such registration statement.

FT Global Capital, Inc. acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) dated April 10, 2026, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain due diligence and travel expenses up to $45,000 and legal fees of the Placement Agent’s counsel up to $65,000. In addition, the Company agreed to issue to the Placement Agent or its designees at the closing a warrant to purchase such number of Class A Ordinary Shares equal to 5% of the shares sold in the Offering, at an exercise price equal to $9.00 per Class A Ordinary Share (the “Placement Agent Warrants”), which Placement Agent Warrants are exercisable for a term not to exceed 3.5 years from the commencement of sales in the Offering.

4B. Business Overview

One and one Cayman was incorporated in the Cayman Islands on April 17, 2024. We conduct our business through the VIEs, Yoda Metal and DL Metal in the Philippines. We primarily engage in recycling, production and trading of recycled scrap metals in the Philippines.

We are a waste materials and scrap metal recycling company in the Philippines. Our capabilities are underscored by our permitted capacity for metal recycling, measured in tons per year, and by the government-issued license that enables us to import hazardous waste (as raw materials) into the Philippines. We process raw materials and generate final products that include copper alloy ingot, aluminum scrapes, plastic beads, and others. We provide economical and flexible solutions to the challenges of electronic waste, metal scrap and industrial recycling. By providing lower-cost alternatives for processing recycled materials, we not only contribute to environmental sustainability but also highlight our role as a modern and specialized recycling company.

We have established an environmentally friendly technology that we believe sets us apart from competitors. Our exhaust gas recirculation system and exhaust emissions have been examined and regularly approved by the Environmental Management Bureau (“EMB”) in the Philippines. Our exhaust gas recirculation system enhances process efficiency while minimizing and, in some cases, eliminating contamination. Through this system, we capture the ash and slag contained in the emissions for further metal recovery ad smelting, ensuring the exhaust we ultimately release meets all applicable standards. In contrast, competing technologies, such as table concentrators, cannot prevent pollution during the final stages of processing.

Due to our sustainable, environmentally friendly processes, we believe we are well-positioned to comply with heightened regulations across the globe.

We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

We use environmentally-friendly devices, and have complied fully with all governmental documentary requirements, including ECC, Permit to Operate, Discharge Permit, Import and Export Permit. In the Philippines, our Company holds licenses to smelt e-waste and produces metal products through an in-house processing design that helps enhance emission control. As of December 31, 2024, we employed 97 staff, including 7 engineers. Electronic waste and metal scraps sourced from local and abroad (Korea, Japan, Southeast Asia, Europe, USA, etc.) are carefully segregated and processed in compliance with the applicable environmental laws, rules and regulations. Our annual processing capacity is estimated to be around 300,000 tons.

Our Products

Our core products include:

●	Copper Alloy Ingot, which accounted for 68.5%, and 61.4% of our revenue as of December 31, 2025 and 2024, respectively. These ingots may contain traces of precious metals such as gold, silver, nickel and palladium.

●	Aluminum Scrapes, which accounted for 30.0%, and 29.1% of our revenue as of December 31, 2025 and 2024, respectively. High-quality aluminum materials ready for recycling.

We help our institutional clients obtain industrial raw materials and generate our revenue through a low-cost and stable supply chain. By offering an environmentally friendly alternative for processing methods, and a stable source of recycled content in the metallurgical industry supply chain, we believe that our recycling approach can make a valuable contribution to the global transition to renewable sources. We also believe that our production costs on average are lower than the cost associated with mining and processing. By putting the recycled critical materials back into the metal processing supply chain, we are able to effectively close the loop between the beginning and final manufacturing phases in an environmentally and economically sustainable manner.

We use environmentally-friendly devices, and have complied with all governmental documentary requirements, including ECC, Permit to Operate, Discharge Permit, Import and Export Permit. Our qualifications and permits include an Environmental Compliance Certificate (ECC), Permit to Operate, Discharge Permit, and Import and Export Permit. In the Philippines, our Company holds complete licenses to smelt e-waste and produces metal products through an in-house processing design that helps enhance emission control.

As of December 31, 2025, we had 90 employees, including seven engineers. After sourcing the electronic waste and metal scraps from local and abroad (Korea, Japan, Southeast Asia, Europe and United States, etc.,), our workers will carefully segregate and process them in compliance with the existing environmental laws, rules, and regulations. Our annual processing capacity is estimated to be around 300,000 tons.

Our process begins with household and industrial waste being first shipped to storage yards, where the materials are manually classified into several categories of intermediate raw materials. These are then subject to different methods for further process.

1)	Printed circuit board (PCB) and Wire (E-material): These are on standby for the subsequent process.

2)	Mixed metals: Being to-crush substances, these materials contain some valuable metals, including copper, zinc, aluminum, iron and steel, etc. They are then collected at a feeding zone.

The recycling of E-material and mixed metals then unfolds through several stages:

a.	They will be placed into a vertical compound Crusher (or “big crushing”) to produce crushed materials.

b.	These crushed materials are then fed into an eddy current separator (or “magnetic sorter”), where the iron scrapes are separated and can be sold to customers. Copper, aluminum, steel, and zinc remain in the mixed metals (second iteration).

c.	The mixed metals (second iteration) are then processed through a floating separation system (or “floating select”), during which aluminum scraps are collected, leaving copper, steel, and zinc in mixed metals (third iteration).

d.	The mixed metals (third iteration) are placed into a color sorter (or “selected by color”), where copper is retained while zinc and steel are sorted out.

e.	The remaining copper crush is then poured into a smelting furnace (or “melting and casting”), producing the copper ingot as the final product, which is then placed in an open-air yard for cooling down.

Iron, aluminum, steel, and zinc scraps will undergo a polishing process to remove the oxide layer on the surface before being stored in the warehouse.

3)	Plastic and rubber. These materials will be separated by the water separation system (or “cutting machine”) into plastic beads and rubber beads respectively.

4)	Disposable waste. These materials have no further use and will be selected by workers and disposed of by incineration.

Among them, plastic, rubber, copper ingot, iron scraps, aluminum scraps, steel scraps zinc scraps are the final products that could be sold to customers and used in the manufacturing of goods.

Our company has three production sites, detailed on page 60, and we expect to set up an additional facility within three years. This new facility is designed as an additional processing center, specifically for the recycling of lithium batteries. According to the International Energy Agency (IEA), global sales of electronic vehicles (EVs) exceeded 17 million in 2024, with a Compound Annual Growth Rate (CAGR) of 30%. Consequently, the first generation of lithium batteries is reaching the end of its usage life. As the market for EVs grows and the batteries from those vehicles reach the end-of-life stage, we foresee significant opportunities growth in the lithium battery recycling market.

Our Customers

Our sales contracts mainly consist of master sales agreements, purchase orders which may be governed by master sales agreements, and all other agreements with customers that can be written, oral, or implied by an entity’s customary business practices.

These agreements are signed between the Company and the customer and come into force after signing or stamping by both parties. The contracts clearly specify each party’s rights regarding the goods to be transferred, including product name, specifications, unit price, weight, delivery terms, and other details. The payment terms are specified in each contract, including the amounts and settlement methods. Typically, the credit term is within six months; however, they may be extended for customers involved in large projects.

The Company recognizes revenue at the point of delivery in accordance with “Cost and Freight” (CFR) terms, whereby the Company is responsible for the costs of shipment.

Our client base consists of long-term, cooperative importers located in China and other regions. To date, we have worked with nine principal importers across two provinces in China and Hong Kong.

For the fiscal year ended December 31, 2025, and December 31, 2024, we had three,, and three major customers, who accounted for more than 10% of our total revenues. Their respective percentage of our total revenues are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Revenues	Receivables	Revenues	Receivables
Customer A	26.84%	33.60%	22.23%	13.11%
Customer B	48.75%	66.40%	56.37%	86.96%
Customer C	24.39%	—%	17.43%	-%

Our Suppliers

Currently, our suppliers mainly consist of waste exporters and commercial agents from Korea, Japan, Southeast Asia, Europe, USA, etc. Our suppliers are categorized into two main groups: 1) trading entities specializing in waste and metal; and 2) commission agents. We have over a hundred suppliers.

We enter into supply contracts with our suppliers, typically lasting for one year with automatic one year extension absent either party’s objection. Both parties have the right to terminate the agreement upon notifying the other party in advance.

For the fiscal years ended December 31, 2025 and 2024, we had four and four major suppliers respectively, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Purchases	Payables	Purchases	Payables
Supplier A	38.94%	31.44%	45.68%	48.21%
Supplier C	13.26%	—%	12.57%	10.55%
Supplier F	—%	—%	10.68%	10.47%
Supplier G	10.59%	13.03%	10.48%	—%
Supplier H	—%	24.17%	—%	17.22%

Sales and Marketing

Currently, our ending products are described as price inelastic. The demand for copper and aluminum materials is stable despite fluctuating market prices. The stability is attributable to the widespread use of these materials in vast industries. The primary constraint on sales is our production capacity.

Our marketing team also participates in some international exhibitions of renewable resources in the United States, Europe and China. The management expects to acquire new customers through these events to mitigate the risk of customer concentration.

Competition

The Recycled Metal industry in the Philippines is highly diversified and competitive, with many players in the market. As demand for recycled metal grows, more small enterprises are expected to enter the industry and the major companies are expected to expand their influence and increase their market share in the approaching years.

Insurance

We do not currently maintain any commercial insurance coverage. As a result, the Company may be exposed to significant financial losses in the event of such risks materializing. The absence of insurance coverage may have a material adverse effect on the Company’s financial condition and results of operations.

Seasonality

Our business activities do not exhibit any significant seasonality.

Legal Proceedings

As of the date of this annual report, neither the Company, its subsidiary, nor the VIEs have been involved in any legal or administrative litigation that may have a material adverse effect on our business, balance sheet, operating performance, and cash flow.

The two VIEs registered under Philippine laws have complied with all applicable laws and regulations currently in force in all major aspects and have obtained all necessary licenses and approvals required for business operations in the Philippines from the relevant government departments. As of the date of this annual report, these licenses and approvals are still valid for our primary business operations. There are no major legal obstacles to the renewal of the essential licenses and approvals. During recent fiscal years ended December 31, 2025 and 2024, and up to the date of this annual report, we have complied with applicable laws and regulations in all material aspects.

Currently, we are not, nor have we ever been, party to any legal proceedings. We intend to monitor any legal proceedings closely in the future and will adjust any accrual or disclosure as needed. Regardless of the outcome, litigation could have an adverse impact on us due to defense costs, diversion of management resources, and other factors, and it could have a material effect on our results of operations for any given reporting period.

Commitment to Environmental, Social, and Governance Leadership

Our vision is to be the world’s leading sustainable and globally pre-eminent resource recovery company.

Our goal is to provide sustainable and safe solutions and technologies to address the global hazardous waste challenge.

We are committed to contributing to the global “green energy” transition and the movement toward a zero-carbon economy. We hold the strong belief that environmental, social, and governance (“ESG”) leadership is essential to the success of our business model. To support these values, we intend to develop corporate policies and business practices. We have implemented an Integrated Business Policy to guide our actions on health and safety, environmental, and quality practices.

We prioritize the safety of our employees, suppliers, contractors, and visitors, striving for a “zero-harm” workplace. We ensure compliance with all applicable occupational health and safety laws, regulations, and standards in the jurisdictions where we operate. We provide comprehensive training to our employees on health, safety, and environmental requirements. We also equip all the machinery with safety instructions and allocate time to practice emergency procedures. We expect our management and employees to maintain clean and well-organized facilities, further enhancing our safety standards.

Regulations

We are subject to all relevant laws and regulations of the Philippines and may be affected by policies which may be introduced by the governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this annual report, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Philippines

Detailed below are all of the major permits and licenses necessary for the Company to operate its business in the Philippines, the failure to possess any of which could have a material adverse effect on its business and operations. However, the materiality of the adverse effect would depend on a case to case basis. The Company is required to have its permits to operate as a corporation, and its branches would have its own permits. A large branch losing its permits would have a more significant effect on the Company as opposed to a small branch.

The Company believes that it has all the applicable and material permits and licenses necessary to operate its business as currently conducted and such permits and licenses are valid, subsisting, or pending renewal.

Regulation on Business in the Philippines

As mandated by the Local Government Code of 1991, city and municipal mayors are mandated to issue, suspend and revoke business licenses and permits. Thus, corporations operating within the jurisdiction of the cities and municipalities are required to secure a business permit.

Regulation on Waste Disposal in the Philippines

Under Sec. 4 of PD 1568 which created the Environmental Impact assessment system, “no person, partnership, or corporation shall undertake to operate any such declared environmentally critical project or area without first securing an Environmental Compliance Certificate.” ECC is required for any activities that potentially has significant environmental impact. The company has acquired the Environmental Compliance Certificate.

Regulation on Taxation in the Philippines

The National Internal Revenue Code subjects sole proprietorship, partnership and corporation to internal revenue taxes in the Philippines. These entities are required to register their businesses with the appropriate Bureau of Internal Revenue in order for them to issue official receipts, file taxes, and claim for tax credits or deductions.

Regulation on Corporations in the Philippines

The Revised Corporation Code of the Philippines mandates the Securities and Exchange Commission to register corporations, collect fees from the registering corporations, and prescribe reportorial requirements.

Regulation on Exportation and Importation in the Philippines

The Bureau of Customs (“BOC”) is mandated to supervise and control the egress and ingress of goods in the Philippines. Persons or entities who intend to engage in the business of exportation and importation are required to be registered with the BOC.

Regulations on Environmental Protection

The Philippines is known for its rich biodiversity and stunning natural landscapes. Due to rapid industrialization, urbanization, and unsustainable exploitation of natural resources, the Philippines faces significant environmental challenges. In response to these threats, the country has enacted a comprehensive set of environmental laws aimed at conserving its natural resources, protecting its ecosystems, and promoting sustainable development including Presidential Decree No. 1151, Republic Act No. 9729, Republic Act No. 6969, Republic Act No. 8749, Republic Act No. 9003 and Republic Act No. 9275. Potential foreign investors shall also comply with these environmental laws.

Foreign Investment Laws and Restrictions

Retail Trade Liberalization Act as Amended by R.A. 11595

Republic Act No. 8762, or the Retail Trade Liberalization Act of 2000 (“R.A. 8762”), as amended by Republic Act No. 11595, liberalized the Philippine retail industry to encourage Filipino and foreign investors to forge an efficient and competitive retail trade sector in the interest of empowering the Filipino consumer through lower prices, high quality goods, better services, and wider choices. It allowed non-Filipino citizens to participate in retail on a limited basis.

“Retail Trade” is defined by R.A. 8762, as amended by R.A. 11595, to cover any act, occupation, or calling of habitually selling direct to the general public any merchandise, commodities, or goods for consumption. Under R.A. 8762, as amended by R.A. 11595, Foreign-owned partnerships, associations, and corporations may, upon registration with the Securities and Exchange Commission (SEC), or in case of foreign-owned single proprietorships, upon registration with the Department of Trade and Industry (DTI), engage or invest in the retail trade business, under the following conditions:

(a)	A foreign retailer shall have a minimum paid-up capital of PhP 25 million;

(b)	The foreign retailer’s country of origin does not prohibit the entry of Filipino retailers; and

(c)	In the case of foreign retailers engaged in retail trade through more than one (1) physical store, the minimum investment per store must be at least PhP 10 million: Provided, That this requirement shall not apply to foreign investors and foreign retailers who are legitimately engaged in retail trade and were not required to comply with the minimum investment per store at the time of the effectivity of this Act: Provided, further, That proof of qualification to engage in retail trade under Republic Act No. 8762 and its implementing rules and regulations is submitted to the DTI.

The foreign retailer shall be required to maintain in the Philippines at all times the paid-up capital PhP 25 million, unless the foreign retailer has notified the SEC or the DTI, whichever is appropriate, of its intention to repatriate its capital and cease operations in the Philippines. The actual use in Philippine operations of the minimum paid-up capital shall be monitored by the SEC, or by the DTI, whichever is appropriate.

Failure to maintain in the Philippines the paid-up capital required in the preceding paragraph, prior to notification of the SEC or the DTI, whichever is appropriate, shall subject the foreign retailer to penalties or restrictions on any future trading activities/business in the Philippines.

For purposes of registration with the SEC or DTI, the foreign retailer shall submit a certification from the Bangko Sentral ng Pilipinas (BSP) of the inward remittance of its capital investment, or in lieu thereof, such other proof certifying that is capital investment is deposited and maintained in a bank in the Philippines.

The implementing rules and regulations (“IRR”) of R.A. 8762, as amended by R.A. 11595, provides that foreign investors or foreign retailers may acquire shares in existing and operating retail stores, publicly listed or not. A foreign retailer is defined as a foreign national, partnership, association, or corporation of which more than forty percent (40%) of the capital stock outstanding and entitled to vote is owned and held by such foreign national, engaged in retail trade.

Foreign-owned partnerships, associations and corporation, upon registration with the SEC; on in case of foreign-owned single proprietorships, upon registration with the Department of Trade and Industry (DTI), may engage or invest in retail trade, under the following conditions:

●	A foreign retailer shall have minimum paid-up capital of PhP25 million;

●	The foreign retailer’s country of origin provides for reciprocity to Filipinos.

Foreign Investments Act of 1991

Republic Act No. 7042, otherwise known as the Foreign Investments Act of 1991 (“Foreign Investments Act”), liberalized the entry of foreign investment into the Philippines. As a general rule, there are no restrictions on extent of foreign ownership of export enterprises. In domestic market enterprises, foreigners can invest as much as one hundred percent (100%) equity except in areas included in the Foreign Investment Negative List. The latest Foreign Investment Negative List (Twelfth) maintains the prohibition of foreign equity for retail trade enterprises with paid-up capital of less than PhP25 million under R.A. 11595, amending R.A. 8762.

For the purpose of complying with nationality laws, the term “Philippine National” is defined under the Foreign Investments Act as any of the following:

●	a citizen of the Philippines;

●	a domestic partnership or association wholly owned by citizens of the Philippines;

●	a corporation organized under the laws of the Philippines of which at least 60% of the capital stock outstanding and entitled to vote is owned and held by citizens of the Philippines;

●	a corporation organized abroad and registered to do business in the Philippines under the Revised Corporation Code of the Philippines, of which 100% of the capital stock outstanding and entitled to vote is wholly owned by Filipinos; or

●	a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine National and at least 60% of the fund will accrue to the benefit of Philippine Nationals.

For as long as the percentage of Filipino ownership of the capital stock of the corporation is at least 60% of the total shares outstanding and voting, the corporation shall be considered as a 100% Filipino-owned corporation.

Registration of Foreign Investments and Exchange Controls

Under current BSP regulations, an investment in Philippine securities must be registered with the BSP if the foreign exchange needed to service the repatriation of capital and/or the remittance of dividends, profits, and earnings derived from such shares is to be sourced from the Philippine banking system. If the foreign exchange required to service capital repatriation or dividend remittance will be sourced outside the Philippine banking system, registration with the BSP is not required. BSP Circular No. 471 issued on January 24, 2005 subjects foreign exchange dealers and money changers to RA No. 9160 (the Anti-Money Laundering Act of 2001, as amended) and requires these non-bank sources of foreign exchange to require foreign exchange buyers to submit supporting documents in connection with their application to purchase foreign exchange for purposes of capital repatriation and remittance of dividends.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Our Holding Company Structure.”

4D. Property, Plants and Equipment

We conduct our operations on owned and leased land and facilities.

As of the date of this annual report, we own the following facilities and land:

Location	Owner	Usage
Malibay San Miguel Bulacan	Yoda Metal	Plant
Barangay Pulo San Rafael Bulacan(1)	DL Metal	Plant and office

As of the date of this annual report, we lease the following facilities and land:

Location	Lease	Size(m2)	Rent (PHP)
1st Diliman San Rafael Bulacan	January 1, 2025 – December 31, 2025	30,000	5,520,000 PHP
Barangay Malibay San Rafael Bulacan(1)	January 1, 2022 – December 31, 2026	50,262	2022-2023 PHP12,000,000 2024 PHP9,600,000 2025-2026 PHP24,000,000

(1)	With respect to the site located in Barangay Malibay, San Rafael, Bulacan, we lease the underlying land from the landlord, while retaining ownership of the buildings and other facilities constructed thereon.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Overview

One and one Cayman was incorporated in the Cayman Islands on April 17, 2024. We conduct our business through the VIEs, Yoda Metal and DL Metal in the Philippines. We primarily engage in recycling, production and trading of recycled scrap metals in the Philippines.

We are a waste materials and scrap metal recycling company in the Philippines. Our capabilities are underscored by our permitted capacity for metal recycling, measured in kilogram (“KG”) per year, and by the government-issued license that enables us to import hazardous waste (as raw materials) into the Philippines. We process raw materials and generate final products that include copper alloy ingot, aluminum scrapes, plastic beads, and others. We provide economical and flexible solutions to the challenges of electronic waste, metal scrap and industrial recycling. By providing lower-cost alternatives for processing recycled materials, we not only contribute to environmental sustainability but also highlight our role as a modern and specialized recycling company.

We have established an environmentally friendly technology that we believe sets us apart from competitors. Our exhaust gas recirculation system and exhaust emissions have been examined and approved annually by the Environmental Management Bureau (“EMB”) in the Philippines. Our exhaust gas recirculation system enhances process efficiency while minimizing and, in some cases, eliminating contamination. Through this system, we capture the ash and slag contained in the emissions for further metal recovery ad smelting, ensuring the exhaust we ultimately release meets all applicable standards. In contrast, competing technologies, such as table concentrators, cannot prevent pollution during the final stages of processing.

Due to our sustainable, environmentally friendly processes, we believe we are well-positioned to comply with heightened regulations across the globe.

We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

We have a full suite of environmentally friendly devices and have complied with all governmental documentary requirements, including ECC, Permit to Operate, Discharge Permit, Import and Export Permit. As of December 31, 2025, our workforce consisted of 90 employees, including 7 engineers. Electronic waste and metal scraps from local and abroad (Korea, Japan, Southeast Asia, Europe, USA etc.) are carefully segregated and processed in compliance with the existing environmental laws, rules and regulations. Our annual processing capacity is estimated to be around 300,000 tons.

In 2025, the Company’s growth strategies will concentrate on geographically expanding into Southeast Asia and other international markets, establishing stable sources of raw materials from Japan and South Korea. We also expect to recruit an international business development team with well-rounded language skills and cultural expertise to strengthen our capabilities across Europe, America, and Asia.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by Philippines’ overall economic conditions and political stability, especially the development of metal recycle industry, as well as the following company-specific factors.

Political and social instability

We primarily operate in the Philippines through our Philippine affiliated variable interest entities. The Philippines has, from time to time, experienced political and military instability, including acts of political violence. In the last two decades, there has been political instability in the Philippines, including extra-judicial killings, alleged electoral fraud, impeachment proceedings against two former presidents, two chief justices of the Supreme Court of the Philippines, and public and military protests arising from alleged misconduct by the previous and current administrations. In addition, a number of officials of the Philippine Government are currently under investigation or have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery or usurpation of authority.

Inflation pressures

For 2025, the country recorded an annual average inflation rate of 1.7%, lower than the annual average rate of 3.2% in 2024. High inflation and monetary tightening are likely to soon weigh more significantly on domestic activity, which can negatively impact purchasing power and lead to tough financial decisions for company. Inflation refers to a broad rise in the prices of raw material and products over time, eroding purchasing power for company but in another way increasing revenue. The fluctuation of price of raw material effects the stability of supply chain that may play negative impact to our operation.

The Company’s operations in the Philippines are exposed to inflationary pressures, which have been exacerbated by global supply chain disruptions, rising energy costs, and local economic factors. Inflation could lead to higher costs for materials, labor, and services, affecting the Company’s operating expenses and margins if these increases cannot be passed on to customers.

Additionally, inflation may contribute to wage pressures and fluctuations in the value of the Philippine Peso (PHP) against the US Dollar (USD), creating foreign exchange risks and potential increases in borrowing costs due to rising interest rates. These factors may impact the Company’s profitability and financial position.

Management is actively monitoring inflation trends and has implemented strategies such as pricing adjustments, cost-saving measures, and evaluating foreign currency hedging to mitigate the impact. The full effect of inflation on the Company’s operations remains uncertain and will depend on future developments. The ascending cost of raw material may affect the stability of our supply chain, however, as the source of material is extensive, the Company has no pressures to acquire new source from suppliers and the cost of changing supply chain is also low due to the easiness for obtain such materials.

The Company has no financial leverage, which leads to no interest burden. To mitigate against price inflation risk, we have locked-up agreements with part of our suppliers in order to hedge the rise of price. In the long run, the price inflation may spread to all operating procedure and may also affect the final price of our products. The inflation has a massive impact on all aspects of macro environment, given the inelastic demand for our products, it might as well lead to an increase in our product’s selling price.

Government policies may impact our business and operating results.

Our operating entities are incorporated, and their operations and assets are located, in the Philippines. Accordingly, our results of operations, financial condition and prospects are affected by Philippine regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the Philippine government; (b) changes in the Philippine or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Philippine government policy affecting our industry. Unfavorable changes could affect demand for products that we sell could materially and adversely affect the results of operations. We have not seen any impact of unfavorable government policies upon our inception. However, we will seek to make adjustments as required if and when government policies shift.

New Customer Acquisition

Our operating results and growth prospects will depend on our ability to attract new customers. We are intensely focused on growing our customer base. We will continuously develop technologies and products, in an effort to gain more market shares and cover more new customers.

We will strengthen the network of our customers and promote our brand awareness, establishing strategic cooperation with multi-national enterprises which are in need of our products. Furthermore, we seek to improve the category and quality of our products line, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products, and reach customers in a broader range.

Our ability to compete effectively

	For the Years Ended December 31,			Variance
	2025	2024	2023	Amount	%
Revenues	$65,822,739	$53,463,785	$41,270,484	$12,358,954	23.12
Cost of revenues	(50,061,941)	(42,892,958)	(32,388,301)	(7,168,983)	16.71
Gross profit	15,760,798	10,570,827	8,882,183	5,189,971	49.10

Operating expenses:
Selling and marketing expenses	(525,292)	(394,294)	(475,940)	(130,998)	33.22
General and administrative expenses	(3,377,118)	(2,089,783)	(1,147,744)	(1,287,335)	61.60
Total operating expenses	(3,902,410)	(2,484,077)	(1,623,684)	(1,418,333)	57.10

Income from operations	11,858,388	8,086,750	7,258,499	3,771,638	46.64

Other income (expenses):
Interest income	11,760	194	120	11,566	5961.86
Other income, net	282,300	331,903	71,673	(49,603)	-14.95
Interest expense	(6,454)	(501)	-	(5,953)	1188.22
Total other income	287,606	331,596	71,793	(43,990)	-13.37

Income before income tax expenses	12,145,994	8,418,346	7,330,292	3,727,648	44.28
Income tax expenses	(334,380)	(1,941,574)	(1,763,118)	1,607,194	-82.78

Net income	$11,811,614	$6,476,772	$5,567,174	$5,334,842	82.37

Weighted average shares outstanding
Basic and diluted*	52,396,986	52,000,000	52,000,000

Earnings per share
Basic and diluted*	$0.2254	$0.1246	$0.1071

Other comprehensive income (loss):
Net income	$11,811,614	$6,476,772	$5,567,174

Other comprehensive income (loss):
Foreign currency translation adjustment	(567,842)	(783,940)	69,525
Total comprehensive income	$11,243,772	$5,692,832	$5,636,699

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1) and the additional share issuance on pro rata basis (Note 12) of the consolidated financial statements.

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. We are committed to renovating our existing waste treatment technology in the industry in a cost-effective way for our customers. We believe that our proprietary technologies and research and development capabilities help us develop products to satisfy our customers and we can retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

Expanding Usage by Existing Customers

We have amassed a large and diverse customer base covering a wide spectrum of industry enterprises. We believe that there are significant growth opportunities within our existing customers. We expect to expand into additional product categories, strive to provide high quality for our customers that cover casting industry, vehicle industry, equipment manufacturer etc., and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

Strategic investment and acquisitions

We intend to pursue strategic acquisitions and investments in selective technologies and businesses in the metal recycle industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Comply with stringent Environmental Laws and Regulations

The Philippines is known for its rich biodiversity and stunning natural landscapes. Due to rapid industrialization, urbanization, and unsustainable exploitation of natural resources, the Philippines faces significant environmental challenges. In response to these threats, the country has enacted a comprehensive set of environmental laws aimed at conserving its natural resources, protecting its ecosystems, and promoting sustainable development. Potential foreign investors shall also comply with these environmental laws.

Results of Operations

The following table sets forth a summary of our consolidated statements of (loss) income and comprehensive (loss) income for the years ended December 31, 2025, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

·	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1 to the consolidated financial statements) and the additional share issuance on pro rata basis (Note 12 to the consolidated financial statements).

Comparison of the Fiscal Years Ended December 31, 2025 and 2024

Revenue

Our net revenue was $65,822,739 for the fiscal year ended December 31, 2025 as compared to $53,463,785 for the fiscal year ended December 31, 2024, representing an increase of $12,358,954 or 23.12%. The Company has three main product categories, brass ingot, copper ingot and aluminum. The Company achieved sales of copper ingot for $45,057,703 in FY2025 and $32,843,096 in FY2024, respectively. The revenue of aluminum alloy are $19,760,980 in FY2025 and $15,540,135 in FY2024. For brass ingot, the figures are $994,205 in FY2025 and $4,259,192 in FY2024. In 2025, the Company experienced a notable increase in sales volume for its copper-based and aluminum alloy ingots, primarily driven by stronger demand across key end markets in Asian-pacific region. In contrast, sales of brass ingot declined moderately during the same period, reflecting shifting demand within specific segments.

Cost of revenue

Our cost of revenue was $50,061,941 and $42,892,958 for the fiscal years ended December 31, 2025 and 2024, respectively. The increase in cost of revenue was primarily driven by higher sales volume in fiscal year 2025 compared to fiscal year 2024, resulting in a corresponding increase in costs.

Gross profit and gross margin

	Years ended December 31,
	2025			2024
	Revenue	Sales Quantity (kg)	Cost	Revenue	Sales Quantity (kg)	Cost
Copper alloy ingots	45,057,703	5,078,975	34,235,365	32,843,096	3,706,792	24,935,868
Aluminum alloy	19,760,980	7,945,783	15,019,648	15,540,135	7,016,224	14,332,220
Brass alloy ingots	994,205	176,700	806,928	4,259,192	732,810	3,624,870
Slag	9,851	62,920	—	821,362	5,855,500	—
Total	65,822,739	13,264,378	50,061,941	53,463,785	17,311,326	42,892,958

Our gross profit was $15,760,798 for the fiscal year ended December 31, 2025, as compared to gross profit of $10,570,827 for the fiscal year ended December 31, 2024. Our gross margin was 23.94% for the fiscal year ended December 31, 2025, as compared to gross margin of 19.77% for the fiscal year ended December 31, 2024. The increase in margin for the fiscal year ended December 31, 2025 was mainly due to the lower purchase price of raw material.

Operating Expenses

Total operating expenses increased by $1,418,333 or 57.10% to $3,902,410 for the fiscal year ended December 31, 2025 from $2,484,077 for fiscal year ended December 31, 2024.

Our selling expenses for the fiscal year ended December 31, 2025, decreased by $130,998 compared to the same period in the prior year. The increase in selling expenses was primarily driven by an increase in freight forwarding service fees, which resulted from a shift in product mix. While sales revenue increased due to higher prices and higher sales volumes of copper and aluminum alloy, the overall shipment volume decreased as a result of lower brass alloy sales.

General and administrative expenses for the fiscal year ended December 31, 2025, increased by $1,287,335 compared to the same period in 2024. The increase was primarily attributable to: (1) additional listing-related expenses of approximately $363,000 were incurred in the IPO offering; and (2) the additional staff salaries and wages for the senior executives of approximately $1,058,000 were incurred in the preparation of IPO.

Net income

As a result of the cumulative effect of the factors described above, our net income for the fiscal years ended December 31, 2025 and 2024 were $11,811,614 and $6,476,772, respectively.

Comparison of the Fiscal Years Ended December 31, 2024 and 2023

Revenue

Our net revenue was $53,463,785 for the fiscal year ended December 31, 2024 as compared to $41,270,484 for the fiscal year ended December 31, 2023, representing an increase of $12,193,301 or 29.54%. The Company has three main product categories, brass ingot, copper ingot and aluminum. The Company achieved sales of brass ingot for $4,259,192 in FY2024 and $2,753,613 in FY2023, respectively. The revenue of copper ingot are $32,843,096 in FY2024 and $17,776,581 in FY2023. For aluminum alloy, the figures are $15,540,135 in FY2024 and $20,740,290 in FY2023. In 2024, the Company experienced a notable increase in sales volume for its copper-based and brass alloy ingots, primarily driven by stronger demand across key end markets in Asian-pacific region. In contrast, sales of aluminum alloy declined moderately during the same period, reflecting shifting demand within specific segments.

Cost of revenue

Our cost of revenue was $42,892,958 and $32,388,301 for the fiscal years ended December 31, 2024 and 2023, respectively. The increase in cost of revenue was primarily driven by higher sales volume in fiscal year 2024 compared to fiscal year 2023, resulting in a corresponding increase in costs.

Gross profit and gross margin

	Years ended December 31,
	2024			2023
	Revenue	Sales Quantity (kg)	Cost	Revenue	Sales Quantity (kg)	Cost
Copper alloy ingots	32,843,096	3,706,792	24,935,868	17,776,581	2,277,418	13,029,755
Aluminum alloy	15,540,135	7,016,224	14,332,220	20,740,290	9,648,625	17,303,201
Brass alloy ingots	4,259,192	732,810	3,624,870	2,753,613	497,648	2,055,345
Slag	821,362	5,855,500	—	—	—	—
Total	53,463,785	17,311,326	42,892,958	41,270,484	12,423,691	32,388,301

Our gross profit was $10,570,827 for the fiscal year ended December 31, 2024, as compared to gross profit of $8,882,183 for the fiscal year ended December 31, 2023. Our gross margin was 19.77% for the fiscal year ended December 31, 2024, as compared to gross margin of 21.52% for the fiscal year ended December 31, 2023. The slight decrease in margin for fiscal year ended December 31, 2024 was mainly due to the higher purchase price of raw material.

Operating Expenses

Total operating expenses increased by $860,393 or 52.99% to $2,484,077 for the fiscal year ended December 31, 2024 from $1,623,684 for fiscal year ended December 31, 2023.

Our selling expenses for the fiscal year ended December 31, 2024, decreased by $81,646 compared to the same period in the prior year. The decrease in selling expenses was primarily driven by a reduction in freight forwarding service fees, which resulted from a shift in product mix. While sales revenue increased due to higher prices and higher sales volumes of copper and brass alloy ingots, the overall shipment volume decreased as a result of lower aluminum alloy sales.

General and administrative expenses for the fiscal year ended December 31, 2024, increased by $942,039 compared to the same period in 2023. The increase was primarily attributable to: (1) additional indirect listing-related expenses of approximately $400,000 were incurred in preparation for the planned IPO, including audit fees and consulting services; (2) depreciation expenses included in general and administrative expenses increased by approximately $200,000, due to the addition of fixed assets with an original cost of approximately $7.58 million at the end of 2023, resulting in a higher depreciation charge in 2024; and (3) service fees rose by approximately $160,000, mainly due to an increase in environmental protection service fees and customs service fees driven by the growth in export sales and import purchases.

Net income

As a result of the cumulative effect of the factors described above, our net income for the fiscal years ended December 31, 2024 and 2023 were $6,476,772 and $5,567,174, respectively.

Cash Flows

Years Ended December, 2025, 2024 and 2023

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(9,732,429)	$2,009,738	$4,060,835
Net cash used in investing activities	(2,029,591)	(11,542)	(3,835,841)
Net cash used in financing activities	10,085,316	(257,538)	(17,768)
Effect of exchange rate changes on cash and cash equivalents	786,355	(29,503)	(295,349)
Net change in cash and cash equivalents	$(890,349)	$1,711,155	$(88,123)
Cash and cash equivalents at the beginning of the year	$1,847,634	$136,479	$224,602
Cash and cash equivalents at the end of the year	$957,285	$1,847,634	$136,479

Operating Activities

Our net cash used by operating activities was $9,732,429 for the fiscal year ended December 31, 2025, compared to $2,009,738 provided by operating activities for the fiscal year ended December 31, 2024. The decrease in net cash from operating activities was mainly attributable to the increase in net working capital for the operation in the fiscal year ended December 31, 2025 as compared to year ended December 31, 2024.

Our net cash provided by operating activities was $2,009,738 for the fiscal year ended December 31, 2024, compared to $4,060,835 for the fiscal year ended December 31, 2023. The decrease in net cash from operating activities was mainly attributable to the increase of account receivable in the fiscal year ended December 31, 2024 as compared to year ended December 31, 2023.

Investing Activities

Net cash used in investing activities was $2,029,591 for the fiscal year ended December 31, 2025, compared to $11,542 for the fiscal year ended December 31, 2024. The significant increase was primarily due to higher capital expenditures, as more equipment purchases were made in 2025, as well as a loan was made to a third party.

Net cash used in investing activities was $11,542 for the fiscal year ended December 31, 2024, compared to $3,835,841 for the fiscal year ended December 31, 2023. The significant decrease was primarily due to lower capital expenditures, as fewer equipment purchases were made in 2024.

Financing Activities

Our net cash provided by financing activities was $10,085,316 for the fiscal year ended December 31, 2025, compared to $257,538 used in financing activities for the fiscal year ended December 31, 2024. The net cash provided by financing activities for the fiscal year ended December 31, 2025 was mainly due to the completion of our Initial Public Offering (“IPO”) with the proceeds received.

Our net cash used in financing activities was $257,538 for the fiscal year ended December 31, 2024, compared to $17,768 for the fiscal year ended December 31, 2023. The net cash used in financing activities for the fiscal year ended December 31, 2024 was mainly due to the payment of deferred offering cost.

5.B. Liquidity and Capital Resources

Material Cash Requirements

The Company has no material cash requirement as of December 31, 2025. Our operating cash flows are sufficient to support ongoing business operations. The Company currently has no interest-bearing debt. Should material investments or capital needs arise in the future, any such expenditures would be subject to the Board’s approval and, if necessary, supported by appropriately structured bank financing.

Capital Expenditures

Our capital expenditures are primarily incurred for the purpose of acquisition of property and equipment, and intangible assets. Our capital expenditures were $0.7 million, $0.01 million and $3.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Leases

Components of lease cost, weighted average remaining lease terms and discount rates of operating lease consist of the following:

	For the Years Ended December 31,
	2025	2024	2023
Lease assets and liabilities
Operating lease right-of-use assets, net	$6,007,527	$314,028	$558,376
Operating lease liabilities-current	641,564	785,070	456,372
Operating lease liabilities-noncurrent	3,301,395	—	433,213
Operating lease liabilities-total	$3,942,959	$785,070	$889,785

	For the Years Ended December 31,
	2025	2024	2023
Lease expenses
Operating lease expenses-Selling, general & admin portion	$19,450	$22,994	$60,179
Operating lease expenses-Manufacturing costs	157,770	230,468	2,00,889
Total	$177,220	$253,462	$261,068

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows – operating leases	$2,722,437	$95,035	$99,639

Weighted average remaining lease term (in years)
Operating leases	30.00	2.00	2.66

Average discount rate
Operating leases	8.03%	5.99%	6.01%

Operating Leases
Future minimum lease payments
For the year ending December 31,
2026	$936,033
2027	—
2028	3,821,818
2029	—
2030	—
Thereafter	—
Total	4,757,851
Less: interest	(814,892)
Present value of lease liabilities	$3,942,959

5.C. Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.D. Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the financial statements and accompanying footnotes.

Management evaluates its estimates and judgments on an ongoing basis based on historical experience, current conditions, and various other assumptions believed to be reasonable under the circumstances. Actual results may differ from those estimates.

The Company’s significant accounting policies are described in “Note 2 — Summary of Significant Accounting Policies” of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023. Among those policies, management has identified certain accounting policies and estimates as critical because they require management’s highest degree of judgment, involve matters that are inherently uncertain, and/or have a material impact on the Company’s financial condition and results of operations.

Management identified the following as the Company’s most critical accounting policy and estimate:

Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Revenue recognition is considered a critical accounting policy because management is required to exercise significant judgment in evaluating the substance of customer arrangements, identifying the performance obligation, determining whether the Company acts as principal or agent, assessing the appropriate gross versus net presentation, and determining the point in time at which control of goods transfers to the customer.

Trading of recycled scrap metals and related

Revenues are generated from trading of recycled scrap metals and related.

The Company is the principal party in fulfilling the identified performance obligation as it controls the finished goods prior to the transfer to the customer, assumes the risks and rewards associated with the transactions, including bearing any associated costs and risks, bearing the risk of loss or damage to inventory, and bearing the credit risk associated with customers’ ability to pay for the goods. The revenue is recognized at a point in time which the Company delivers the finished goods to the customers for acceptance, which represents the performance obligation is satisfied and when the control is transferred to the customer.

Revenues are measured as the amount of consideration the Company expects to receive in exchange for transferring the finished goods to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the trading of the goods.

Valuation allowance for deferred tax assets

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

The valuation allowance for deferred tax assets is considered a critical accounting estimate because management must determine whether it is more likely than not that deferred tax assets will be realized. This determination requires significant judgment regarding future taxable income, reversal patterns of existing temporary differences, tax planning strategies, and the overall weight of positive and negative evidence. Changes in these assumptions could materially affect the amount of valuation allowance recorded and, accordingly, the Company’s results of operations and financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table provides information regarding our executive officers and directors:

Directors and Executive officers	Age	Position
Caifen Yan	43	Chief Executive Officer, Chairman of the Board and Director
Huajun Yan	44	Chief Operating Officer and Director
Chun Kit Wong	39	Chief Financial Officer
Samuel U. Lee(1)(2)(3)	62	Independent Non-Executive Director
Jehn Ming Lim(1)(2)(3)	44	Independent Non-Executive Director
Han (Francis) Zhang(1)(2)(3)	44	Independent Non-Executive Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

Caifen Yan, Chief Executive Officer, Director and Chairman of the Board

Ms. Yan has been our Chief Executive Officer, Director and Chairman of the Board of Directors since our incorporation. She was fully responsible for the operation and management of the whole business. She was an active entrepreneur with extensive experience in conducting business operations in China. Ms. Caifen Yan has been appointed as the president of the Jiangsu Chamber of Commerce and Industry in the Philippines since 2024, she is also the vice president of Zhejiang Chamber of Commerce in the Philippines.

Huajun Yan, Chief Operating Officer and Director

Mr. Yan has been our Chief Operating Officer since our incorporation. He led the management of the company, setting and achieving the company’s business goals, ensuring the stability of the supply and the safety of production operations. His work included budget management, team management, business development and sales, R&D, and product quality assurance and delivery. Mr. Yan is vice president of the Jiangsu Chamber of Commerce and Industry in the Philippines.

Chun Kit Wong, Chief Financial Officer

Mr. Wong is our Chief Financial Officer. Mr. Wong is responsible for providing leadership, direction and management of the finance and accounting team, and advising on long-term business and financial planning. Mr. Wong has been the independent director of Epsium Enterprise Limited since April 1, 2026. Mr. Wong has been the head of corporate finance at a Chinese real estate enterprise since June 2023, specializing in corporate finance, M&A and compliance matters. During March 2021 to June 2023, Mr. Wong was the vice president of Guosen Securities (HK) Financial Holdings Co., Ltd. Prior to that, Mr. Wong was the vice president of Futec International Holdings Limited during May 2017 to February 2019, and March 2019 to February 2021. Mr. Wong is a member of the Hong Kong Institute of Certified Public Accountants since 2017. He graduated from Hong Kong Baptist University in accountancy with a bachelor’s degree of Commerce in 2011.

Samuel U. Lee, Independent Non-Executive Director

Mr. Lee is our independent director. Mr. Lee has served as the chairman of the board of Travellers Insurance & Surety Corporation since 2013. He is also the chairman of the board of the Premier Life and General Assurance Corporation, and chairman of Travellers Insurance & Surety (TRISCO) Corporation. Mr. Lee received his bachelor’s degree of Science in Mechanical Engineering from De La Salle University in 1981.

Jehn Ming Lim, Independent Non-Executive Director

Mr. Lim is our independent director. Mr. Lim has extensive experience in auditing and advisory for companies listed in the United States. He has been engaging in this profession for more than 20 years, and is familiar with the SEC regulations and listing rules, as well as US GAAP. He is currently the Chief Financial Officer of Kandi Technologies, Corp., an electric vehicle and battery manufacturer listed on Nasdaq (NASDAQ: KNDI), as well as the Independent Director of Jiuzi Holdings, Inc. (NASDAQ: JZXN). Prior to that, he served as the Chief Financial Officer of Takung Art Co., Ltd. from 2019 to 2020. During 2013 to 2019, he was the Managing Director of a US-based financial consulting firm and was mainly responsible for overseeing SEC reporting, GAAP technical consultation, financial statement audit preparation, due diligence and internal controls compliance services. He has overseen and completed multiple listing applications in United States for Chinese and Hong Kong companies in the industries of fintech, consumer services, e-commerce, manufacturing, energy, film and television entertainment and agriculture, etc. (through Forms S-1 and F-1, SPAC and Form 10 reverse merger transactions), and managed multiple projects for US GAAP consulting, SOX 404, pre-audit process, SEC financial reporting, development of financial forecasting models, and due diligence for IPO and M&A transactions. He received his Bachelor’s degree of Economics & Accounting from University of California, Santa Barbara in 2004.

Han (Francis) Zhang, Independent Non-Executive Director

Mr. Zhang is our independent director. Mr. Zhang was the Chief Financial Officer and Director of Jiuzi Holdings Inc (Nasdaq: JZXN) from August 2020 to August 2024. Prior to joining Jiuzi Hoildings, Inc., he served as the Executive Director of Shanghai Qianzhe Consulting Co., Ltd, where he was mainly responsible for overseas M&A projects, and follow-on investments and management of newly formed financial holding groups. From February 2014 to January 2019, he served as the Deputy General Manager of Tebon Innovation Capital Co., Ltd, where he was responsible for business development and asset management. From April 2012 to May 2013, he worked for the Investment Department at Sanhua Holding Group, during which he was in charge of overseas M&A projects, new financial investments, and post-investment management. Mr. Zhang earned an MBA degree from the University of Birmingham in 2005, a Master of Science in Finance with honors from Leeds Metropolitan University in 2004, and a Bachelor’s Degree in Economy from Zhejiang University of Technology in 2003.

Family Relationships

Mr. Huajun Yan, our Chief Operating Officer and Director, is the brother of Ms. Caifen Yan, our Chief Executive Officer, Chairman of the Board and Director. There is no other family relationship among our directors, persons nominated to become directors, or executive officers.

6.B. Compensation

During the year ended December 31, 2025, we paid $1,064,040 to our executive officers and directors. During the year ended December 31, 2024, we paid $Nil to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers, including Ms. Caifen Yan, Mr. Huajun Yan and Mr. Chun Kit Wong (collectively, the “Executive Officers”), pursuant to which such individuals have agreed to serve as our Executive Officers for a period of 3 years from February 18, 2025. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 1 months’ advance written notice. Each Executive Officer may resign at any time upon 1 months’ advance written notice.

Each Executive Officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each Executive Officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each Executive Officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements will also contain other customary terms and provisions.

Compensation Recovery Policy

On March 1, 2025, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Our Audit Committee consists of Samuel U. Lee, Jehn Ming Lim, and Han (Francis) Zhang. Han (Francis) Zhang serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Han (Francis) Zhang qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. We have adopted the Audit Committee Charter. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee

Our compensation committee consists of Samuel U. Lee, Jehn Ming Lim, and Han (Francis) Zhang. Jehn Ming Lim serves as the chairperson of our compensation committee. We have adopted the Compensation Committee Charter. Copies of our Compensation Committee Charter is attached as an exhibit to this registration statement. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and ensure that none of the Directors determine their own compensation.

Nominating Committee

Our nominating committee consists of Samuel U. Lee, Jehn Ming Lim, and Han (Francis) Zhang. Samuel U. Lee is the chairperson of our nominating committee. We have adopted the Nominating Committee Charter. The primary duties of the Nominating Committee are, among other things:

●	Review the structure, size and composition of the Board on a regular basis

●	Identify individuals suitably qualified to become Board members

●	Assess the independence of independent directors; and

●	Make recommendations to the Board in relation to the appointment or re-appointment of Directors

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our Directors, Executive Officers and employees and is publicly available.

6.D. Employees

For the year ended December 31, 2025, we had 90 employees, on a full-time basis, and primarily based in San Rafael, Bulacan Philippines. We had 97 employees as of December 31, 2024.

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the respective date indicated herein:

Functions	Number of Employees as of December 31, 2025	Number of Employees as of December 31, 2024
Regular operator	74	81
Engineering	7	7
Management	6	6
Research and Development	3	3
Total	90	97

Our success is highly dependent on our human capital and a strong leadership team. We are committed to attracting, retaining, and developing staff with the requisite skills, experience, and potential to implement our growth strategy. We are also dedicated to maintaining a stable workforce of skilled employees to support our operational and strategic objectives.

Our corporate culture is rooted in fairness, ethics, diversity, and performance orientation. Upon onboarding, our new employees will be introduced to our vision and core values that we expect all staff to uphold. These principles are underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs.

We provide social insurance for all the workers in contraction, under the supervision of the Philippine Department of Labor and Employment.

None of our employees is represented by a labor union and there have been no work stoppages to date. We generally regard relations with our employees to be positive.

Our employees’ compensation for the years ended December 31, 2025, and 2024 were as follows:

	2025	2024
Total payment in PHP	32,995,155	33,110,713
Total payment US$ equivalent	574,000	577,983

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by our officers, directors and 5% or greater beneficial owners of Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this annual report, we had 45,829,373 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares issued and outstanding. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Shares shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our company.

Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

					Combined
	Amount of		Amount of		Voting
	Beneficial	Percentage	Beneficial	Percentage	Power of
	Ownership	Ownership	Ownership	Ownership	Class A and
	of Class A	of Class A	of Class B	of Class B	Class B
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Executive Officers and Directors	Shares	Shares	Shares	Shares	Shares
Directors and Named Executive Officers:
Caifen Yan (1)	23,809,240	51.95%	10,203,960	100%	91.19%
Huajun Yan(2)	—	—	—	—	—
Chun Kit Wong	—	—	—	—	—
Han (Francis) Zhang	—	—	—	—	—
Samuel U. Lee	—	—	—	—	—
Jehn Ming Lim	—	—	—	—	—
All executive officers and directors as a group (6 persons)	23,809,240	51.95%	10,203,960	100%	91.19%

5% or Greater Stockholders
One and one International Limited(1)(2)	23,809,240	51.95%	2,000,000	100%	91.19%
Glowing Star Technology Limited(3)	2,329,600	5.08%	—	—%	0.93%
Asahi Sea Group Limited(4)	2,366,000	5.16%	—	—%	0.94%
BOYUO International Limited(5)	2,511,600	5.48%	—	—%	1.01%

(1)	Caifen Yan, Chief Executive Officer, Chairman of the Board and Director of One and one Cayman, holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by One and one International Limited. Ms. Yan is the sole director and holder of 76.5% of the equity interests in Sunbeam Holdings Limited, which is the sole shareholder of One and One International Limited. As a result of this ownership structure, Ms. Yan is deemed to have sole voting and dispositive power over the shares held by One and One International Limited. The registered address of One and one International Limited is Start Chambers, Wickham’s Clay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Huajun Yan, Chief Operating Officer and Director of One and one Cayman, holds 18.5% equity interest in Sunbeam Holdings Limited, which is the sole shareholder of One and One International Limited. As a minority shareholder of Sunbeam Holdings Limited, Mr. Yan does not serve as a director or officer of Sunbeam Holdings Limited and does not have any voting or dispositive power over the shares held by One and One International Limited or, indirectly, over the shares of One and One Cayman.
(3)	A British Virgin Islands company, having its registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Yajun Yan has voting control and investment control of Glowing Star Technology Limited and 2,329,600 Class A Ordinary Shares held by Glowing Star Technology Limited.
(4)	A British Virgin Islands company, having its registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Huaiqing Kong has voting control and investment control of Asahi Sea Group Limited and 2,366,000 Class A Ordinary Shares held by Asahi Sea Group Limited.
(5)	A British Virgin Islands company, having its registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Jiayuan Shen has voting control and investment control of BOYUO International Limited and 2,511,600 Class A Ordinary Shares held by BOYUO International Limited.

To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three years up to the date of this annual report.

Name	Relation	Purpose/Nature
Huajun Yan	Chief Operating Officer and Director of the Company	Working capital advances

Due to the related party represents amount owed to Mr. Huajun Yan for advances he made on behalf of the Company. From time to time, Mr. Yan advances money to the Company to pay staff salaries and the fees to service providers. These advances are non-interest bearing and without maturity.

Related party’s payables	December 31, 2025	December 31, 2024	December 31, 2023
Huajun Yan	$285,193	$980,833	$897,638
Caifen Yan	300,000
Total	$585,193	$980,833	$897,638

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our Class A Ordinary Shares and we do not anticipate paying any dividends on our Class A Ordinary Shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “NTCL.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association, as adopted by special resolution passed on December 27, 2024, is filed as an exhibit to this annual report.

We are an exempted company incorporated with limited liability in the Cayman Islands and, our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this annual report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, consisting of 489,796,040 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares, par value US$0.0001 each. Each Class B Ordinary Share is entitled to twenty (20) votes and each Class A Ordinary Share is entitled to one (1) vote.

As of the date of this annual report, we have 45,829,373 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares issued and outstanding.

Ms. Caifen Yan, the Chairman of the Board and Director of the Company, through One and one International Limited, beneficially owns approximately 91.19% of the total voting power as of the date of this Annual Report. Accordingly, Ms. Yan, through One and one International Limited, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of certain material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares.

General

For the purposes of this section, references to “Shareholders” mean those Shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Cayman Islands law as our Shareholders. As a result, only registered Shareholders have legal standing under Cayman Islands law to institute shareholder actions against us or otherwise seek to enforce their rights as Shareholders.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Class A Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Class A Ordinary Shares and Forfeiture of Class A Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Class A Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Class A Ordinary Shares and Class B Ordinary Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors). Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Class A Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a) three-fourths in value of each class of shareholders, or (b) a majority in number representing three-fourths in value of each class of creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid-up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands, Hong Kong or the Philippines applicable to us or our shareholders.

10.E. Taxation

The following discussion of material Cayman Islands, the Philippines and United States federal income tax consequences of an investment in One and one’s Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in One and one’s Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

Philippines Tax Considerations

The following is a general description of Philippine tax considerations generally applicable to investment in our Class A Ordinary Shares. The statements made under this section are based on laws and regulations in force as at the date of this annual report and are subject to any changes occurring after such date. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect the tax consequences to the prospective investor.

The Philippine tax treatment of a prospective investor may vary depending on his/her particular circumstances; and certain investors may be subject to special rules not discussed below. The discussions below does not purport to address all tax aspects that may be important to a prospective investor. Prospective investors are advised to consult their own tax advisers concerning the tax consequences of their investment in our Class A Ordinary Shares.

As used in this section, the term “resident alien” refers to an individual whose residence is within the Philippines and who is not a citizen thereof. A “non-resident alien” is an individual whose residence is not within the Philippines and who is not a citizen thereof. A non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a “non-resident alien engaged in trade or business in the Philippines;” otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is considered a “non-resident alien not engaged in trade or business in the Philippines.” A “domestic corporation” is created or organized under the laws of the Philippines; a “resident foreign corporation” is a non-Philippine corporation engaged in trade or business in the Philippines; and a “non-resident foreign corporation” is a non-Philippine corporation not engaged in trade or business in the Philippines.

Overview of Philippine Taxation

On January 1, 2018, Republic Act No. 10963, otherwise known as the Tax Reform for Acceleration and Inclusion (“TRAIN”) took effect. TRAIN repealed certain provisions of Republic Act No. 8024, or the National Internal Revenue Code of 1997. The TRAIN Law is a consolidation of House Bill No. 5636 and Senate Bill No. 1592 that were passed by the House of Representatives and the Senate after the approval of the bicameral conference committee report. It amended several provisions of the Tax Code of the Philippines including income tax of individuals, capital gains tax on the sale and disposition of shares of stock, estate tax, donor’s tax, and documentary stamp tax.

On 26 March 2021, President Rodrigo Duterte signed Republic Act No. 11534, otherwise known as the Corporate Recovery and Tax Incentives for Enterprises (“CREATE Act”). It amended several provisions of the Tax Code of the Philippines; in particular, lowering corporate income tax rates and rationalizing fiscal incentives. Primarily, the CREATE Act reduced the regular corporate income tax rate for both domestic and foreign corporations from thirty percent (30%) to twenty five percent (25%). Depending on the net taxable income and total assets of a domestic corporation, the regular corporate income tax rate may be further reduced to twenty percent (20%).

Personal Income Tax in the Philippines

Resident citizens of the Philippines are taxed on their worldwide income; while non-resident citizens and aliens, whether resident or not, are taxed only on income from sources within the Philippines.

Pursuant to the TRAIN Act and effective January 1, 2023, the personal income tax rates are as follows:

Range of Annual Taxable Income	Tax Due
Not over PhP 250,000.00	Exempted from Personal Income Tax
Over PhP 250,000 but not over PhP 400,000.00	15% of the excess over PhP 250,000.00
Over PhP 400,000.00 but not over PhP 800,000.00	PhP 22,500.00 + 20% of the excess over PhP 400,000.00
Over PhP 800,000.00 but not over PhP 2,000,000.00	PhP 102,500.00 + 25% of the excess over PhP 800,000.00
Over PhP 2,000,000.00 but not over PhP 8,000,000.00	PhP 402,500.00 + 30% of the excess over PhP 2,000,000.00
Over PhP 8,000,000.00	PhP 2,202,500.00 + 35% of the excess over PhP 8,000,000.00

Corporate Income Tax

A domestic corporation is taxed on their worldwide income; while a non-resident corporation is taxed only on their Philippine-sourced income.

Effective July 1, 2020, the CREATE Act reduced the corporate income tax rate for domestic corporations and resident foreign corporations (RFCs) from thirty percent (30%) to twenty five percent (25%).

For domestic corporations which are classified as micro, small, or medium-sized (i.e., total assets of PhP 100 million and below, and with net taxable income of PhP 5 Million and below), the corporate tax rate is set at a preferential rate of twenty percent (20%).

For non-resident foreign corporations, the corporate income tax is set at twenty five percent (25%).

Effective January 2022, the corporate income tax rate for regional operating headquarters (ROHQs) is increased from ten percent (10%) to twenty five percent (25%).

From July 2023, the minimum corporate income tax (MCIT) reverts back to the old rate of two percent (2%). As a way to address the COVID-19 pandemic, the CREATE Act, from July 2020 to June 2023, reduced the minimum corporate income tax to one percent (1%).

Similarly, the regular corporate income tax for proprietary educational institutions and non-profit hospitals will revert back to ten percent (10%) of the taxable income. From July 2020 to June 2023, the CREATE Act reduced the rate to one percent (1%).

Dividends

Cash and property dividends received from a domestic corporation by a Philippine citizens or resident foreign citizens are subject to a final withholding tax rate of ten percent (10%). Cash and property dividends received from a domestic corporation by a non-resident foreign citizen, engaged in trade or business in the Philippines, is subject to a final withholding tax rate of twenty percent (20%), while those received by non-resident foreign citizens not engaged in trade or business in the Philippines are subject to a final withholding tax rate of twenty-five percent (25%).

Dividends received by a domestic corporation or a resident foreign corporation from another domestic corporation are not subject to tax and are excluded from a recipient’s taxable income. On the other hand, dividends remitted by a Philippine subsidiary to a non-resident foreign company are subject to a final withholding tax at the rate of twenty five percent (25%). The final withholding tax rate may be lowered to fifteen percent (15%) provided that either: (a) the country of the parent company does not impose income tax on such dividends; and (b) allows a tax deemed paid credit of 10%, representing the difference between the corporate tax rate and the 15% tax on dividends.

Furthermore, if the country of the parent company has an income tax treaty with the Philippines then such parent company may avail of the preferential tax rates under such tax treaty, subject to compliance with the submission of a tax treaty relief application.

For foreign-sourced dividends, the CREATE Act provided for a tax exemption on such dividends received by a domestic corporation subject to a minimum ownership stake of twenty percent (20%) of the outstanding capital stock of the foreign company for at least two (2) years and a mandatory reinvestment of the earning in the Philippines. Specifically, Revenue Regulation No. 05-2021, as amended, requires that: (a) the domestic corporation must reinvest the dividends received within the next taxable year; (b) the received dividends should be allocated towards working capital requirements, capital expenditures, or investments in domestic subsidiaries and infrastructure projects; and (c) the domestic corporation must directly hold twenty percent (20%) in value of the outstanding shares of the foreign corporation, and this shareholding must have been continuously held for a minimum of two years from the time of distribution.

Royalty payments received by a domestic corporation or a resident foreign corporation are subject to a final withholding tax of twenty percent (20%); however, royalties received by a non-resident foreign corporation is subject to a withholding tax rate of twenty-five percent (25%). Furthermore, royalties to be subject to the final withholding rate of twenty percent (20%) must be in the nature of a passive income. If the royalties are in the nature of an active income, derived from an active pursuit of business as indicated in a company’s articles of incorporation, then the same shall be subject to the regular corporate income tax rates.

Branch Profits

Profits of a Philippine branch which are remitted to the head office are subject to a fifteen percent (15%) tax rate, which is imposed on the total amount of profits earmarked for remittance without any deduction for the tax component thereof. The branch profits remittance tax is withheld by the Philippine branch and paid to the Bureau of Internal Revenue (BIR).

Sale, Exchange, or Disposition of Shares

Under Philippines law, shares can be classified either as: (a) listed shares — shares which are traded through the facilities of the Philippine Stock Exchange (PSE); or (b) unlisted shares — shares which are traded outside of the facilities of the PSE.

For listed shares, the Tax Code of the Philippines imposes a stock transaction tax on every sale, exchange, or disposition of shares of a listed company at the rate of 6/10 of 1% of the gross selling price or the gross value in money of the subject shares of stock.

For shares of a company which are not traded in the PSE, an individual taxpayer, a domestic corporation and a foreign corporation will be subject to a capital gains tax of fifteen percent (15%) on the net capital gain. The capital gains of the foreign corporation on the sale of the unlisted shares may be exempted from tax under an applicable tax treaty.

Sale, Exchange, or Disposition of Real Property

A real property may be classified as a capital asset (i.e., the real property is not used for trade or business) or an ordinary asset (i.e., if the real property is held by a taxpayer primarily for sale to his/her customers, or is used in trade or business).

A sale of a real property classified as a capital asset is subject to a final income tax of six percent (6%) based on the gross selling price, or its fair market value, whichever is higher. On the other hand, a sale of real property classified as an ordinary asset is treated as a regular business transaction and the income is subject to the regular income tax rate applicable to the taxpayer.

Value-Added Tax

Value-added tax (VAT) is a tax on consumption levied on the sale, barter, exchange or lease of goods or properties and services in the Philippines and on importation of goods into the Philippines. Any person or entity who, in the course of his trade or business, sells, barters, exchanges, leases goods or properties and renders services subject to VAT, if the aggregate amount of actual gross sales or receipts exceed Three Million Pesos (Php3,000,000.00), as well as any person who imports good are required to file value-added tax returns.

The VAT is levied at a uniform rate of twelve percent (12%) based on the gross selling of the goods/properties sold, bartered, or exchanged, or gross receipts derived from the sale or exchange of services.

A VAT taxpayer may use the VAT paid on its purchases (“input VAT”) as a credit against the sale of its goods/properties, or services (“Output VAT”).

If a taxpayer’s gross annual sales and/or gross receipts from his/her business do not exceed Three Million Philippine Pesos (PhP 3,000,000.00) in a taxable year, then such taxpayer may opt to not register as a VAT taxpayer and instead be subject to a percentage tax of three percent (3%) of its gross sales and/or gross receipts.

To help recover from the COVID-19 pandemic, the CREATE Act lowered the tax rate from three percent (3%) to one percent (1%), from July 1, 2020 to June 30, 2023. From July 1, 2023, the tax rate reverts backs to three percent (3%).

Documentary Stamp Tax

Section 175 of the Tax Code imposes a documentary stamp tax on transfers of shares of stock in the Philippines at the rate of One Peso and Fifty centavos (PhP 1.50) on each Two Hundred Philippine Pesos (PhP 200.00) of the par value of the shares of stock sold, or a fractional part thereof. Under Section 199 of the Tax Code, the sale, barter, or exchange of shares listed and traded through the local stock exchange are exempt from documentary stamp tax.

Estate Tax and Donor’s Tax

Prior to the passage of the TRAIN Act, the estate tax due was the sum of a specific base amount and a percentage between five percent (5%) to twenty percent (20%) of the amount in excess of a base amount of the net estate. With the TRAIN Law, the graduated estate tax rates were removed, and transfers of assets/properties by a deceased person to his heirs are now subject to uniform rate of six percent (6%) on the net estate of the deceased.

As a general rule, a decedent’s gross estate shall comprise all of his/her properties, whether real or personal, tangible or intangible, wherever situated. However, for non-resident aliens, only that portion of the estate situated in the Philippines is included in the taxable estate, save for intangible personal property, whose exclusion shall be subject to the rule on reciprocity.

For citizens and residents of the Philippines, the following may be deducted from the gross estate: standard deduction amounting to Five Million Philippine Pesos (PhP 5,000,000.00), claims against the estate of a pecuniary nature, claims of the deceased against an insolvent person, property previously taxed, transfers for public use, the family home, and the net share of the surviving spouse in the conjugal property.

For donations, a donor shall be subject to a donor’s tax at the rate of six percent (6%) on the total of the net gifts, in excess of Two Hundred and Fifty Thousand Philippine Pesos (PhP 250,000.00) made during the calendar year, which is computed based on the fair market value of the property at the time of the donation. Donation made to qualified donees, like charitable and educational institutions, are exempt from donor’s tax.

The donor is required to file his/her donor’s tax return within a period of thirty (30) days after the date of the donation.

The estate or donor’s tax payable in the country may be credited with the amount of any estate or donor’s taxes paid to the tax authority of a foreign country, subject to limitations on the amount to credited and tax status of the donor.

However, for intangible personal property like shares in a corporation, the estate tax and/or donor’s tax shall not be collected provided that: (a) at the time of death and/or donation, the decedent and/or donor was a citizen and a resident of a country which does not impose a transfer tax of any character, in relation to intangible personal property of citizens of the Philippines not residing in such country; and (b) the laws of the foreign country of which the decedent and/or donor is a citizen and resident at the time of his/her death or donation allows for a similar exemption from taxes of every character in respect of intangible personal property owned by citizens of the Philippines not residing in that country.

Tax Treaty Benefits

Philippine-based income of foreign individuals and foreign corporations may be subject to a preferential tax treaty rate or a tax exemption under valid and effective tax treaties binding on the Philippines.

The Philippines has standing tax treaties with forty-three (43) countries.

The following income types may avail of preferential tax treaty rate under applicable tax treaties: (a) dividends; (b) interests; (c) royalties; (d) profits of shipping and air transport in international traffic; (e) branch profit remittances. On the other hand, the following income types may avail of tax exemption under applicable tax treaties: (a) business profits; (b) capital gains; (c) income from employment; (d) income from independent professional services; (e) Income from government service; (f) pension; (g) income of visiting teachers and researchers; and (h) other income.

To be eligible for the benefits of a tax treaty, a party must be a resident of one or both of the contracting states, and is required to establish such fact of residency by submitting a Tax Residency Certificate (TRC) duly issued by the contracting state’s tax office.

If a non-resident’s income is subject to regular tax rates under the Tax Code instead of the tax treaty rates, the non-resident shall file a tax treaty relief application (TTRA), along with the documentary requirements, and a claim for a tax refund at any time after the payment of the tax.

If a non-resident’s income is subject to the preferential tax rate, the non-resident shall file a request for confirmation (RFC), along with the documentary requirements, that the tax rate applied was correct.

A tax treaty relief application (TTRA) and/or a request for confirmation (RFC) shall be submitted to the Bureau of Internal Revenue — International Tax Affairs Division (ITAD).

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering and future offerings. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at https://www.onepgti.com/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of VIE entities is PHP and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against PHP changed from US$1.00 for PHP 55.61763 in the year ended December 31, 2024, to US$1.00 for PHP 57.28670 in the year ended December 31, 2024, to US$1.00 for PHP 57.48284 in the year ended December 31, 2025. The change in the value of PHP relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues, and costs are denominated in PHP, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of PHP against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, One and one’s Class A Ordinary Shares in U.S. dollars in the future.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-284375), or the IPO Form F-1, in relation to our initial public offering of 2,300,000 Class A Ordinary Shares at an offering price of US$5.00 per share, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on October 10, 2025 and the exercise of the over-allotment option closed on October 28, 2025. Cathay Securities, Inc was the representatives of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were $1,512,900, including underwriting discounts of $805,000, underwriters’ non-accountable expense of $115,000, underwriters’ accountable expenses of $260,000, and other expenses of $332,900. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A Ordinary Shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately $9.8 million from our initial public offering. As of the date of this annual report, we have utilized such amount fully for expansion of our existing business, expansion of our real estate portfolio, the construction of a new manufacturing facility and working capital and other general corporate purposes.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A Ordinary Shares, or our affiliates.

The April 2026 Follow-on Offering

On April 10, 2026, the Company entered into certain Securities Purchase Agreements with several investors, pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis, 1,733,333 units, each unit consisting of one Class A Ordinary Share and one Common Warrant, at an offering price of $7.50 per unit, for a gross proceeds of approximately $13 million, before deducting placement agent fees and offering expenses. In addition, at the closing of the Offering which took place on April 13, 2026, the Company issued to the Purchasers Greenshoe Warrants to purchase up to an additional 400,000 Class A Ordinary Shares at an exercise price of $7.50 per share, representing up to an additional $3.0 million of potential gross proceeds to the Company, if and to the extent exercised.

Each of the Common Warrants has an exercise price of $8.25 per share, and is exercisable beginning on the date of issuance, and will expire 3.5 years after the date of issuance. Each Common Warrant entitles the holder to purchase up to a number of Class A Ordinary Shares equal to 150% of such Purchaser’s shares purchased in the Offering, subject to automatic increase upon each exercise of any Greenshoe Warrant. Each of the Greenshoe Warrants has an exercise price of $7.50 per Class A Ordinary Share, and is exercisable beginning on the date of issuance, and will expire 45 days after the closing, subject to extension as set forth therein.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations of the parties. The Offering closed on April 13, 2026.

The Securities were offered pursuant to a registration statement on Form F-1 (File No. 333-294587) filed with the SEC on December 8, 2025 and declared effective on March 27, 2026. The Offering was made only by means of a prospectus that forms a part of such registration statement.

FT Global Capital, Inc. acted as the Placement Agent in the offering pursuant to a Placement Agency Agreement dated April 10, 2026, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain due diligence and travel expenses up to $45,000 and legal fees of the Placement Agent’s counsel up to $65,000. In addition, the Company agreed to issue to the Placement Agent or its designees at the closing Placement Agent Warrants to purchase such number of Class A Ordinary Shares equal to 5% of the shares sold in the Offering, at an exercise price equal to $9.00 per Class A Ordinary Share, which Placement Agent Warrants are exercisable for a term not to exceed 3.5 years from the commencement of sales in the Offering.

After deducting the total expenses, we received net proceeds of approximately $11.63 million, and we plan to use the proceeds for the expansion of our existing business by acquiring additional machinery and equipment; the expansion of our real estate portfolio through the acquisition of additional land properties; the construction of a new manufacturing facility; and working capital and other general corporate purposes. As of the date of this prospectus, we have not filly utilized such proceeds.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weakness identified in our internal control over financial reporting as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the CFS;

●	The Company lacked sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner; and

●	The Company lacked sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

To address the material weaknesses in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with U.S GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention; and (e) continued our efforts to strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

(c) Attestation Report of the Company’s Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Samuel U. Lee, Jehn Ming Lim and Han (Francis) Zhang. Our board of directors has determined that Han (Francis) Zhang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have a code of ethics and business conduct that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During the year 2025, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at https://www.onepgti.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have engaged HTL International, LLC as our independent registered public accounting firm, for the periods indicated below.

Audit Fees

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The Company was billed and paid to HTL International, LLC audit fees $190,000 and $180,000 during the year ended December 31, 2025 and 2024, respectively.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of December 31, 2025 and 2024.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of December 31, 2025 and 2024.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of December 31, 2025 and 2024.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended December 31, 2025, were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We endeavor to comply with the Nasdaq corporate governance practices. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors - Risks Related to Our Corporate Structure - As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

The insider trading policy establishes guidelines and procedures for the following:

1. Trading on Material Nonpublic Information

Affiliates are prohibited from trading in the Company’s or other companies’ securities while in possession of material nonpublic information. This restriction applies from the time the information is obtained until the close of business on the second Trading Day following its public disclosure or when it is no longer material. Exceptions may apply for pre-established trading plans or delegated trading as outlined in the policy.

2. Tipping Prohibition

Affiliates are prohibited from disclosing (“tipping”) material nonpublic information to others, including family members, if it could be used for trading. They are also prohibited from making recommendations or expressing opinions based on such information regarding trading in the Company’s securities.

3. Compliance with Regulation FD (Fair Disclosure):

In accordance with SEC Regulation FD, the Company ensures that any disclosure of material nonpublic information to certain parties (e.g., securities market professionals or shareholders likely to trade on such information) is accompanied by public disclosure. Intentional disclosures must be made public simultaneously, while unintentional disclosures must be promptly disclosed. Public disclosures may include filing or furnishing a Form 6-K or other methods ensuring broad, non-exclusionary distribution.

All public communications, including statements to the press, analysts, or via social media, must be authorized by the Chief Executive Officer, President, or their designated representatives, such as the Company’s public or investor relations firm. Unapproved responses to inquiries are strictly prohibited.

4. Confidentiality of Nonpublic Information

Nonpublic information is considered Company property, and unauthorized disclosure—including via email, internet message boards, or social media platforms—is strictly forbidden.

5. Duty to Report Irregular Conduct:

Employees, particularly managers and supervisors, are responsible for ensuring financial integrity in accordance with generally accepted accounting principles and federal and state securities laws. Any employee aware of financial or accounting irregularities must report the incident to their immediate supervisor and the Audit Committee. Employees may also participate in proceedings as permitted by law.

ITEM 16K. CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended December 31, 2025.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
2.1*	Description of Securities
4.1	Employment Agreement between the Registrant and Caifen Yan (Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.2	Employment Agreement between the Registrant and Huajun Yan (Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.3	Employment Agreement between the Registrant and Chun Kit Wong (Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.4	Lease Agreement for Barangay Malibay San Rafael Bulacan (Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.5	Lease Agreement for 1st Diliman, San Rafael, Bulacan (Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.6	Form of Independent Non-Executive Director Offer Letter (Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
4.7	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on April 13, 2026)
4.8	Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on April 13, 2026)
4.9	Form of Greenshoe Warrant (Incorporated by reference to Exhibit 4.2 to the Form 6-K filed with the SEC on April 13, 2026)
4.10	Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.3 to the Form 6-K filed with the SEC on April 13, 2026)
8.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025))
11.2	Insider Trading Policies (Incorporated by reference to Exhibit 14.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on September 2, 2025)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (Incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 284375), as amended, initially filed with the U.S. Securities and Exchange Commission on September 2, 2025)
101.INS*	Inline XBRL Instance Document*
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

One and one Green Technologies. INC

/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer

Date: April 27, 2026

ONE AND ONE GREEN TECHNOLOGIES. INC AND SUBSIDIARIES

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

One and one Green Technologies. INC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of One and one Green Technologies. INC and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 27, 2026

One and one Green Technologies. INC
Consolidated Balance Sheets
As of December 31, 2025 and 2024
(In U.S. dollar except for share and per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$957,285	$1,847,634
Accounts receivable, net	26,634,057	17,401,756
Inventories, net	7,230,581	5,227,164
Advances to suppliers	1,914,972	-
Deferred offering costs	-	269,752
Loan receivable	2,000,000
Other receivables and current assets	216,042	4,347
Total Current Assets	38,952,937	24,750,653
Non-Current Assets
Property, plant and equipment, net	10,284,569	11,292,764
Deferred tax assets	109,826	160,672
Other non-current assets	690,135	-
Operating lease right-of-use assets, net	6,007,527	314,028
Total Non-Current Assets	17,092,057	11,767,464
Total Assets	56,044,994	36,518,117

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	1,712,220	5,752,015
Due to related parties	585,193	980,833
Taxes payable	7,390,025	7,733,816
Operating lease liabilities – current	641,564	785,070
Other payables and accrued expenses	579,744	425,335
Total Current Liabilities	10,908,746	15,677,069
Non-Current Liabilities
Deferred tax liabilities	-	62,806
Operating lease liabilities – non-current	3,301,395	-
Other non-current liabilities	13,727	29,091
Total Non-Current Liabilities	3,315,122	91,897
Total Liabilities	14,223,868	15,768,966

Commitments and Contingencies	-	-

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 par value; 489,796,040 shares authorized as of December 31, 2025 and 2024; 44,096,040 and 41,796,040 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	4,410	4,180
Class B Ordinary Shares, $0.0001 par value; 10,203,960 shares authorized as of December 31, 2025 and 2024; 10,203,960 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively*	1,020	1,020
Shares subscription receivable	(5,200)	(5,200)
Additional paid-in capital	10,220,329	392,356
Accumulated income	33,666,679	21,855,065
Accumulated other comprehensive loss	(2,066,112)	(1,498,270)
Total Shareholders’ Equity	41,821,126	20,749,151
Total Liabilities and Shareholders’ Equity	$56,044,994	$36,518,117

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1) and the additional share issuance on pro rata basis (Note 12).

The accompanying notes are an integral part of these audited consolidated financial statements.

One and one Green Technologies. INC
Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2025, 2024 and 2023
(In U.S. dollar except for share and per share data)

	Years ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Revenues	$65,822,739	$53,463,785	$41,270,484
Cost of revenues	50,061,941	42,892,958	32,388,301
Gross profit	15,760,798	10,570,827	8,882,183

Operating expenses:
Selling and marketing expenses	525,292	394,294	475,940
General and administrative expenses	3,377,118	2,089,783	1,147,744
Total operating expenses	3,902,410	2,484,077	1,623,684

Income from operations	11,858,388	8,086,750	7,258,499

Other income (expenses):
Interest income	11,760	194	120
Other income, net	282,300	331,903	71,673
Interest expense	(6,454)	(501)	-
Total other income	287,606	331,596	71,793

Income before income tax expenses	12,145,994	8,418,346	7,330,292

Income tax expenses	334,380	1,941,574	1,763,118
Net income	$11,811,614	$6,476,772	$5,567,174

Weighted average shares outstanding
Basic and diluted*	52,396,986	52,000,000	52,000,000

Earnings per share
Basic and diluted*	$0.2254	$0.1246	$0.1071

Other comprehensive income (loss):
Net income	$11,811,614	$6,476,772	$5,567,174
Other comprehensive income (loss):
Foreign currency translation adjustment	(567,842)	(783,940)	69,525
Total comprehensive income	$11,243,772	$5,692,832	$5,636,699

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1) and the additional share issuance on pro rata basis (Note 12).

The accompanying notes are an integral part of these audited consolidated financial statements.

One and one Green Technologies. INC
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2025, 2024 and 2023
(In U.S. dollar except for share and per share data)

			Class A		Class B					Accumulated
	Ordinary Shares*		Ordinary Shares*		Ordinary Shares*		Shares	Additional		other
	Number of		Number of				Subscription	Paid-in	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Amount	Receivables	Capital	Income	Loss	Total
Balance at December 31, 2022	52,000,000	$5,200	-	$-	-	$-	$(5,200)	$392,356	$9,811,119	$(783,855)	$9,419,620
Net income	-	-	-	-	-	-	-	-	5,567,174	-	5,567,174
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	69,525	69,525
Balance at December 31, 2023	52,000,000	5,200	-	-	-	-	(5,200)	392,356	15,378,293	(714,330)	15,056,319
Redesignation of authorized ordinary shares	(52,000,000)	(5,200)	41,796,040	4,180	10,203,960	1,020	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	6,476,772		6,476,772
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(783,940)	(783,940)
Balance at December 31, 2024	-	-	41,796,040	4,180	10,203,960	1,020	(5,200)	392,356	21,855,065	(1,498,270)	20,749,151
Issuance of shares pursuant to IPO, net of offering costs	-	-	2,300,000	230	-	-	-	9,827,973	-	-	9,828,203
Net income	-	-	-	-	-	-	-	-	11,811,614	-	11,811,614
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(567,842)	(567,842)
Balance at December 31, 2025	-	$-	44,096,040	$4,410	10,203,960	$1,020	$(5,200)	$10,220,329	$33,666,679	$(2,066,112)	$41,821,126

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1) and the additional share issuance on pro rata basis (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

One and one Green Technologies. INC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025, 2024 and 2023
(in U.S. dollar)

	Years ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Cash flows from operating activities
Net income	$11,811,614	$6,476,772	$5,567,174
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	907,254	899,091	686,724
Non-cash operating lease expense	54,168	221,588	209,021
Deferred income tax	(13,591)	(35,045)	(28,906)
Changes in assets and liabilities
Accounts receivable	(9,694,197)	(15,079,074)	(57,511)
Inventories	(2,123,552)	735,769	9,298,035
Advances to suppliers	(1,961,267)	650,375	(375,864)
Other receivables and current assets	(216,599)	273,505	6,417
Other non-current assets	(706,820)	-	-
Advances from customers	-	(591,151)	(4,534,204)
Accounts payable	(4,058,557)	5,372,783	(8,567,099)
Other payables and accrued expenses	159,142	388,197	(467,010)
Taxes payable	(246,017)	2,635,002	2,109,837
Due to related parties	(399,004)	126,410	259,265
Operating lease liabilities	(3,245,003)	(64,484)	(45,044)
Net cash (used in) provided by operating activities	(9,732,429)	2,009,738	4,060,835

Cash flows from investing activities
Purchase of fixed assets	(29,591)	(11,542)	(3,835,841)
Loan to a third party	(2,000,000)	-	-
Net cash used in investing activities	(2,029,591)	(11,542)	(3,835,841)

Cash flows from financing activities
Payment of deferred offering costs	-	(256,256)	(17,678)
Net proceeds from stock issuance	10,100,653	-	-
Principal payments on financed amount for purchase of vehicle	(15,337)	(1,282)	-
Net cash provided by (used in) financing activities	10,085,316	(257,538)	(17,678)

Effect of exchange rate changes on cash and cash equivalents	786,355	(29,503)	(295,349)

Net (decrease) increase of cash and cash equivalents	(890,349)	1,711,155	(88,123)
Cash and cash equivalents – beginning of the year	1,847,634	136,479	224,602
Cash and cash equivalents – end of the year	$957,285	$1,847,634	$136,479

Supplementary cash flow information:
Interest paid	$6,454	$501	$-
Income taxes paid	$2,236	$1,027	$18,101

Non-Cash financing and investing activities:
Fixed assets financed for purchase of vehicle	$-	$46,168	$-
Recognition of right-of-use assets through lease liabilities	$5,750,596	$-	$-

The accompanying notes are an integral part of these audited consolidated financial statements.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

One and one Green Technologies. INC (“One and one Cayman”) was incorporated in the Cayman Islands on April 17, 2024. On May 29, 2024, One and one Cayman established One and one International HK Limited (“One and One HK”), a wholly-owned subsidiary, as an investment holding company. One and one Cayman, through its subsidiary and two variable interest entities (“VIE”) (collectively, the “Company”), is primarily engaged in recycling, production, and trading of recycled scrap metals in the Republic of Philippines (the “Philippines”).

Reorganization

In preparation for its listing, a reorganization of the Company’s legal structure (the “Reorganization”) was completed on June 10, 2024. The Reorganization involved formation of One and one Cayman and One and one HK; and execution of a series of Contractual Arrangements between One and one HK and each of the shareholders of Yoda Metal and Crafts Trading and Services Corp. (“Yoda Metal”) and DL Metal Corporation (“DL Metal”), thereby establishing a VIE structure (Refer to Note 3 for details).

As a result of the Reorganization, One and one Cayman became the ultimate holding company of Yoda Metal and DL Metal through contractual agreements, rather than direct ownership. This Reorganization is considered a recapitalization under common control of the same group of shareholders before and after the reorganization. Therefore, the consolidation of One and one Cayman, its subsidiary, and the VIEs has been accounted for at historical cost and presented as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Information of One and one Cayman’s consolidated subsidiary and the VIEs are summarized as follows:

Name of entity	Date of incorporation	Ownership	Place of incorporation	Principle business activities
One and one HK	May 29, 2024	100%	Hong Kong, SAC	Investment Holding
Yoda Metal	March 20, 2014	Contractual Arrangement	Republic of the Philippines	Manufacturing and trading
DL Metal	March 3, 2022	Contractual Arrangement	Republic of the Philippines	Manufacturing and trading

One and one Green Technologies. INC
100%
One and one International HK Limited
VIE
VIE
Yoda Metal and Crafts Trading and Services Corporation
DL Metal Corporation

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The Company’s consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)	Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiary and the VIEs. All inter-company transactions and balances among the Company, its subsidiary and the VIEs have been eliminated upon consolidation.

c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables arising from expected credit losses, economic lives and impairment losses for long-lived assets, discount rate used to measure present value of lease liabilities, estimate of the lease terms and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

d)	Foreign currency translation and transactions

The Company’s reporting currency is US dollars (“USD”). The Company’s operations are principally conducted through the VIEs located in the Philippines where Philippine peso (“PHP”) is the functional currency, and its subsidiary located in Hong Kong where Hong Kong dollar (“HKD”) is the functional currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates at the beginning of the month. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of income and comprehensive income.

For entities which are located in the Philippines and have the functional currency as PHP, the financial statements are translated from their respective functional currencies into USD. Assets and liabilities are translated using the exchange rate at each balance sheet date’s period end rate. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

Exchange rate used for the translation as follows:

USD to PHP	Period End	Average Rate
December 31, 2025	58.87250	57.48284
December 31, 2024	58.08400	57.28670
December 31, 2023	55.40000	55.61763

No representation is intended to imply that the PHP amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

e)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and cash on hand, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

f)	Accounts receivable, net

The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed below in “Credit Losses on Financial Instruments”. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

g)	Credit Losses on Financial Instruments

The Company accounted for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses. The Company uses the Current Expected Credit Losses (CECL) model to estimate credit losses on financial assets measured at amortized cost, as well as certain off-balance sheet credit exposures. When similar risk characteristics exist, the Company assesses collectability and measures expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Company assesses collectability and measures expected credit losses on an individual asset basis.

Under the CECL model, the estimation of credit losses involves significant judgment and estimation uncertainty. Management exercises its judgment based on historical loss experience, the age of the accounts receivable, current economic conditions, and reasonable and supportable forecasts that may affect the customer’s ability to pay. Changes in these factors could have a material impact on the estimated credit losses.

h)	Inventories, net

Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. No inventory write-down was recorded for the years ended December 31, 2025 and 2024.

i)	Property, plant and equipment, net

The Company’s property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Category	Useful life
Land	Indefinite
Real property and buildings	20 years
Vehicle	5 years
Machinery and equipment	10 years

When property, plant and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property, plant and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property, plant and equipment, if any, is recognized in the consolidated statements of income and comprehensive income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

The Company recognizes construction in progress (“CIP”) at cost, which includes all expenditures directly attributable to the construction or acquisition of the related property, plant, and equipment. These costs may include materials, labor, and applicable overhead costs, which are indirect costs associated with the construction. CIP is not depreciated until the asset is placed in service and is both physically and functionally complete.

j)	Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any impairment loss on long-lived assets.

k)	Deferred offering costs

Deferred offering costs represent legal, accounting, and other direct costs related to the Company’s initial public offering (IPO). These costs are capitalized as incurred and are included in the accompanying balance sheet as Deferred offering costs. As of December 31, 2025 and 2024, the Company recorded $nil and $269,752 of deferred offering costs, respectively.

Upon completion of the IPO on October 10, 2025, these deferred offering costs, along with the underwriters’ fees paid, were reclassified to additional paid-in capital and netted against the IPO proceeds received.

l)	Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, net, other receivables, accounts payable, other payables and accrued expenses, and due to related parties. The carrying values of these financial instruments’ approximate fair values due to their short maturities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This note also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures on a recurring basis which involves reassessing the appropriateness of the chosen hierarchy level as new information or market conditions become available.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

m)	Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods to a customer.

Trading of recycled scrap metals

Revenues are generated from trading of recycled scrap metals.

The Company is the principal party in fulfilling the identified performance obligation as it controls the finished goods prior to the transfer to the customer, assumes the risks and rewards associated with the transactions, including bearing any associated costs and risks, bearing the risk of loss or damage to inventory, and bearing the credit risk associated with customers’ ability to pay for the goods. The revenue is recognized at a point in time concurrent with the transfer of control, which usually occurs, depending on shipping terms, upon shipment, issuance of bill of lading or customer receipt. In addition, revenue is deferred when cash payments are received or due in advance of performance.

Payment terms are not explicitly specified in the Company’s contracts. Customers are generally invoiced upon or after the Company satisfies its performance obligations, and payment is typically collected within a reasonable period based on customary business practices. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts do not include a significant financing component.

Revenues are measured as the amount of consideration the Company expects to receive in exchange for transferring the finished goods to customers, which generally reflects current market prices at the time the contract is entered into. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the trading of the goods.

The Company did not have contract assets as of December 31, 2025 and 2024. Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled nil and nil as of December 31, 2025 and 2024, and are included in advances from customers in the consolidated balance sheets. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. For the years ended December 31, 2025, 2024, and 2023, the Company recognized $nil, $611,283, and $4,851,033, respectively, of revenue that was included in historical advances from customers at the beginning of those respective periods. The Company had no outstanding advances from customers as of December 31, 2025 and 2024, respectively.

n)	Cost of revenues

Cost of revenues primarily consists of cost of goods sold which are manufactured by the Company.

o)	Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

p)	Value added tax (“VAT”)

The Company is subject to VAT on revenue generated from production and trading of scrap metals. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. As of December 31, 2025 and 2024, the Company did not have net VAT recoverable balance. When applicable, such balances are presented under “Other receivables and current assets” on the consolidated balance sheets. The tax is equivalent to a uniform rate of 12%, based on the gross selling price of goods or properties sold, or gross receipts from the sale of services. The Company has a VAT exemption on importation and export sales as VAT-registered persons are zero-rated.

q)	Segment reporting

The Company operates and manages its business as a single segment and has one operating and reportable segment, trading of recycled scrap metals.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief executive officer, who is the chief operating decision maker (“CODM”), assesses performance and allocates resources based on net income, which is consistent with consolidated net income reported in the financial statements. Significant expense categories regularly provided to and reviewed by the chief operating decision maker are those presented in the consolidated statements of income and comprehensive income.

The CODM also reviews operating metrics and consolidated financial statements when evaluating overall performance.

Segment assets are consistent with total consolidated assets reported on the balance sheet.

r)	Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

s)	Earnings per share

Earnings per share are computed in accordance with ASC 260. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. The earnings per share are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary Shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the years ended December 31, 2025, 2024 and 2023, there was no dilution impact.

t)	Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of December 31, 2025 and 2024, there were no contingent liabilities relating to litigations against the Company.

u)	Lease

Effective January 1, 2021, the Company adopted FASB ASC Topic 842, Leases. As a result, the Company updated its balance sheet to recognize right-of-use assets and related lease liabilities for all operating leases with terms greater than 12 months.

The Company evaluates whether agreements constitute leases by reviewing the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. Leases with contractual terms longer than twelve months are categorized as operating or finance leases at the commencement date.

The Company recognizes a lease liability for future lease payments and a right-of-use (ROU) asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term using the rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Leases with an initial term of 12 months or less were short-term leases and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheets.

ROU assets are measured at the amount of the lease liabilities with adjustments for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Company, deferred rent and lease incentives, and any off-market terms present in the lease. ROU assets are expensed over their useful life, considering the lease term and any residual value under straight line basis. The Company evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

The Company reassesses if a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. Differences are recognized in the consolidated statement of income on contract termination.

v)	Recent issued or adopted accounting standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which is intended to address suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities will be required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements and Clarification for Share-Based Noncash Consideration from a Customer. This ASU clarifies the application of derivative guidance to contracts whose underlying is based on one party’s operations or activities and provides interpretive guidance on share-based noncash consideration in revenue arrangements. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient and accounting policy election for measuring expected credit losses on certain trade receivables and contract assets arising under ASC 606. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The adoption of this ASU did not have an impact on its measurement of expected credit losses, particularly with respect to contract assets related to revenue recognized under the cost-to-cost input method.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This ASU updates guidance for determining the accounting acquirer when the acquiree is a variable interest entity (“VIE”) and the transaction is affected primarily through an exchange of equity interests. Under the new guidance, entities are required to apply the general business combination criteria in ASC 805-10-55-12 through 55-15 (such as relative voting rights, governance, and size of the combining entities) rather than automatically identifying the primary beneficiary of the VIE as the accounting acquirer. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements, including potential implications for transactions involving entities determined to be VIEs.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to disaggregate any relevant expense caption presented on the face of the income statement within continuing operations into the following required natural expense categories, as applicable: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities or other depletion expenses. An entity’s share of earnings or losses from investments accounted for under the equity method is not a relevant expense caption that requires disaggregation. Such ASU’s amendments are effective for all public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. In January 2025, FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances the transparency of income tax disclosures by requiring public business entities to disclose specific categories in the effective tax rate reconciliation on an annual basis. It also requires the disclosure of additional information for reconciling items that meet a quantitative threshold of 5%. Furthermore, the amendments require all entities to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and by individual jurisdictions where the amount is 5% or more of total income taxes paid. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard effective January 1, 2025, and has updated its income tax disclosures accordingly in Note 10. The adoption did not impact the Company’s consolidated balance sheets, statements of operations, or cash flows.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial position and results of operations upon adoption.

3.	Variable Interest Entities

On June 10, 2024, the directors of Yoda Metal and DL Metal approved and adopted board resolutions whereby they irrevocably designated Hua Jun Yan as the authorized legal representative to sign and process any transaction for and on behalf of Yoda Metal and DL Metal. This authorization includes the use of electronic signatures for all directors as deemed necessary for any transactions.

On June 10, 2024, the Company’s wholly owned subsidiary, One and One HK, executed a series of Contractual Arrangement with each of the shareholders of Yoda Metal and DL Metal, establishing a variable interest entity (“VIE”) structure. These Contractual Arrangements include:

Exclusive Business Cooperation Agreements

Pursuant to the Exclusive Business Cooperation Agreement between (i) Yoda Metal and One and one HK, (ii) DL Metal and One and one HK, to provide Yoda Metal and DL Metal with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Yoda Metal and DL Metal by One and one HK under these agreement, One and one HK is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by One and one HK. The service fee should approximately equal to Yoda Metal and DL Metal’s net profit.

The Exclusive Business Cooperation Agreement was executed on June 10, 2024, and has an initial term of ten years, expiring on June 10, 2034. Upon expiration of the initial term, the agreement automatically extends for successive ten-year terms unless One and one HK provides written notice of its intent not to renew. Yoda Metal (and DL Metal) do not have the right to terminate the agreement or block its automatic renewal. Furthermore, while One and one HK may terminate the agreement at any time by providing 30 days' written notice, Yoda Metal is contractually prohibited from terminating the agreement unilaterally unless required by applicable law.

Exclusive Share Pledge Agreements

Under the Share Pledge Agreement between (i) One and one HK and each of the shareholders of Yoda Metal, and (ii) One and one HK and each of the shareholders of DL Metal, together holding 100% of the equity interests, of each Yoda Metal and DL Metal (“Yoda Metal and DL Metal Shareholders”), the Yoda Metal and DL Metal Shareholders pledged all of their equity interests in Yoda Metal and DL Metal to One and one HK to guarantee the performance of Yoda Metal and DL Metal’s obligations under the Exclusive Business Cooperation Agreement.

Under the terms of the Share Pledge Agreement, in the event that Yoda Metal and DL Metal breaches its contractual obligations under the Exclusive Business Cooperation Agreement, One and one HK, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Yoda Metal and DL Metal Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, One and one HK is entitled to dispose of the pledged equity interest in accordance with applicable laws. The Yoda Metal and DL Metal Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice One and one HK’s interest.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Variable Interest Entities (cont.)

The Share Pledge Agreement shall be effective until the full payment of the service fees under the Business Cooperation Agreement has been made and upon termination of Yoda Metal and DL Metal’s obligations under the Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Yoda Metal and DL Metal’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the shareholders of Yoda Metal and DL Metal do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice One and one HK’s interests without One and one HK’s prior written consent and (3) provide One and one HK control over Yoda Metal and DL Metal.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of Yoda Metal and DL Metal irrevocably granted One and one HK (or its designee) an exclusive right to purchase, to the extent permitted under Philippines law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Yoda Metal and DL Metal held by the each of the entities’ shareholders. The purchase price is equal to the capital paid in by the Shareholders, adjusted pro rata for purchase of less than all of the Equity Interest and subject to any appraisal or restrictions required by applicable Philippine laws and regulations. The agreement will remain effective until all equity interests in Yoda Metal and DL Metal held by the shareholders of Yoda Metal and DL Metal are transferred or assigned to One and one HK or its designated person(s). The shareholders and Yoda Metal and DL Metal shall not have any right to terminate this agreement in any event unless otherwise required by Philippine laws.

As a result of these board resolutions and agreements, One and one HK has the power to direct the activities of Yoda Metal and DL Metal that most significantly impact their economic performance. Additionally, One and one HK has the right to receive benefits from Yoda Metal and DL Metal that could potentially be significant to Yoda Metal and DL Metal. Therefore, One and one HK is considered the primary beneficiary of Yoda Metal and DL Metal. Consequently, the financial results of Yoda Metal and DL Metal are consolidated into the financial statements of One and one HK in accordance with U.S. GAAP.

While the VIE structure allows for the consolidation of Yoda Metal and DL Metal, it also brings certain risks and uncertainties, and it is subject to significant scrutiny and could be impacted by regulatory changes including but not limited to:

●	Enforceability of the Contractual Arrangements under the applicable local laws

●	Potential changes in laws and regulations that could affect the enforceability of these arrangements

●	The ability of One and one HK to exercise control over Yoda Metal and DL Metal as anticipated

Management regularly assesses the VIE arrangements to ensure compliance with existing laws and regulations and to evaluate any potential changes in circumstances that could affect the consolidation of the VIE entities.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2025	December 31, 2024
Current assets	$37,244,260	$24,750,653
Non-current assets	17,092,057	11,767,464
Total assets	54,336,317	36,518,117
Current liabilities	18,099,856	15,677,069
Non-current liabilities	3,315,122	91,897
Total Liabilities	21,414,978	15,768,966
Net assets	$32,921,339	$20,749,151

	Years Ended December 31,
	2025	2024	2023
Revenues	$65,822,739	$53,463,785	$41,270,484
Gross profit	15,760,798	10,570,827	8,882,183
Income before income tax expenses	13,074,408	8,418,346	7,330,292
Net income	$12,740,028	$6,476,772	$5,567,174

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Variable Interest Entities (cont.)

	Years Ended December 31,
	2025	2024	2023
Net cash (used in) / provided by operating activities	$(1,209,812)	$2,009,738	$4,060,835
Net cash used in investing activities	(29,591)	(11,542)	(3,835,841)
Net cash used in financing activities	(934,863)	(257,538)	(17,768)

The assets of the VIEs have not been pledged or used as collateral for other obligations and are solely for the VIEs’ own use and to settle their own obligations. The creditors of the VIEs can only claim against the assets of the VIEs and do not have the right to seek repayment from the Company’s assets.

4.	Accounts receivables, net

Accounts receivables, net consist of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$26,634,057	$17,401,756
Allowance for credit losses	-	-
Total, net	$26,634,057	$17,401,756

Subsequent to December 31, 2025 and through the date of issuance of the consolidated financial statements, the Company collected approximately $15.58 million of accounts receivable outstanding as of year-end, representing approximately 59% of the total accounts receivable balance as of December 31, 2025.

For the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any allowance for credit losses expense related to accounts receivable.

5.	Inventories, net

Inventories, net consisted of the following:

	December 31, 2025	December 31, 2024
Raw materials	$5,833,689	$3,161,517
Materials in transit	618,938	1,869,241
Finished goods	536,386	196,406
Spare parts	241,568	-
Less: Obsolete/write-down inventory	-	-
Total, net	$7,230,581	$5,227,164

For the years ended December 31, 2025, 2024 and 2023, no inventory write-down was recognized.

Raw materials represent the materials purchased readily for production and held by the Company in its warehouse.

Materials in transit represent the materials shipping on the road but not yet arrived at the warehouse of the Company. Under the shipment terms of FOB (Free on Board), the risk of loss and damage was transferred from the seller to the buyer when materials were loaded onto the vessel and are a trigger for the purchaser’s legal obligation to pay for the goods, which correspondingly brought the balance of materials in transit recorded under inventories.

6.	Deferred offering costs

Deferred offering costs consist of the following:

	December 31, 2025	December 31, 2024
Deferred offering costs	$-	$269,752

Upon completion of the IPO on October 10, 2025, these deferred offering costs, along with the underwriters’ fees paid, were reclassified to additional paid-in capital and netted against the IPO proceeds received.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Other receivables and current assets

Other receivables and current assets consist of the following:

	December 31, 2025	December 31, 2024
Prepaid social insurance	$603	$237
Prepaid expenses	200,761	-
Other receivables	14,678	4,110
Total	$216,042	$4,347

8.	Loan receivable

On October 15, 2025, the Company provided a loan of $2,000,000 to a third party, Hong Kong Xinda Mining Resources Investment Holding Group Limited. The loan bears interest at 0.25% per month and is repayable by June 14, 2026. Subsequent to the reporting date, $200,000 has been collected.

9.	Property, plant, and equipment, net

Property, plant, and equipment, net consist of the following:

	December 31, 2025	December 31, 2024
At Cost:
Land	$72,324	$73,306
Real property and building	8,616,300	8,733,267
Machinery and equipment	4,891,835	4,958,242
Vehicle	56,155	56,918
Construction in progress	28,892	-
Subtotal	13,665,506	13,821,733
Less: Accumulated depreciation	(3,380,937)	(2,528,969)
Total, net	$10,284,569	$11,292,764

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $907,254, $899,091, and $686,724, respectively as follows:

	Years Ended December 31,
	2025	2024	2023
Depreciation expenses-Selling, general and admin	$205,504	$425,056	$221,376
Depreciation-Manufacturing costs (1)	701,750	474,035	465,348
Total	$907,254	$899,091	$686,724

(1)	Represents total depreciation incurred for manufacturing operations, which is capitalized into cost of inventory.

For the years ended December 31, 2025, 2024 and 2023, no impairment loss was recognized for the Company’s property, plant and equipment.

10.	Related party transactions and balances

The following table presents the Company’s related parties and the nature of their relationships:

Name	Relationship	Purpose/Nature
HuaJun Yan	Chief Operating Officer and Director	Working capital advances and accrued compensation
Caifen Yan	Chief Executive Officer, Chairman of the Board and Director	Accrued compensation

Related party transactions

During the year ended December 31, 2025, the Company recognized compensation expenses to key management personnel, including the Chief Executive Officer and Chief Operating Officer, totaling $1,000,000, consisting of salaries and IPO-related bonuses. Of this amount, $300,000 was paid during the year, and the remaining balance was unpaid as of year end.

No compensation expenses to key management personnel were recognized during the years ended December 31, 2024 and 2023.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Related party transactions and balances (cont.)

Due to related parties

Amounts due to related parties primarily represent (i) funds advanced to or from Mr. Huajun Yan on behalf of the Company for working capital purposes, such as payment of staff salaries and service provider fees, and (ii) accrued but unpaid compensation to key management personnel, including salaries and IPO-related bonuses. These balances are non-interest bearing and have no fixed repayment terms.

The following table presents amounts due to related parties as of December 31, 2025 and 2024:

Amounts due to related parites	December 31, 2025	December 31, 2024
HuaJun Yan	$285,193	$980,833
Caifen Yan	300,000	-
Total	$585,193	$980,833

As of December 31, 2025, the balance due to Mr. Huajun Yan includes both advances to him for working capital purposes and accrued compensation.

11.	Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands (“CI”)

One and one Green Technologies. INC, an entity incorporated in CI, is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the CI company to its respective shareholders, no CI withholding tax will be imposed.

Hong Kong, SAC

Our subsidiary, One and one International HK Limited, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No. 3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after April 1, 2018.

Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%.

In respect of dividends paid to One and one International HK Limited, under Hong Kong’s Foreign-sourced Income Exemption regime effective from January 1, 2023, income arising in or derived from a territory outside Hong Kong (such as dividends from the VIEs in the Philippines) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. Prior to January 1, 2023, Hong Kong operated under a territorial source principle of taxation, where only income arising in or derived from Hong Kong was subject to profits tax. Under this regime, foreign-sourced income, such as dividends received from a non-Hong Kong source (from the VIEs in the Philippines), was generally not subject to Hong Kong profits tax. In addition, payments of dividends from One and one HK to its shareholder(s) are not subject to any Hong Kong withholding tax which remains unchanged both before and after January 1, 2023.

Republic of Philippines

The VIEs in the Philippines are governed by the income tax law of the Philippines and are subject to the Philippine income tax (“PIT”). According to the CREATE Law (RA 11534) in the Philippines, the corporate income tax (“CIT”) rate for domestic corporations and resident foreign corporations has been reduced from 30% to 25%, effective from July 1, 2020 to December 31, 2022; with the exception for corporations having net taxable revenue of less than PHP 5 million and total assets of less than PHP 100 million, which is taxed at a rate of 20%. The rule further stipulates a gradual reduction in the CIT rate by 1% per year from 2023 to 2027, reaching 20% by 2027. Specifically, the annual CIT rates will be 25% for the period from July 1, 2020, to December 31, 2022, 24% in 2023, 23% in 2024, 22% in 2025, 21% in 2026, and finally 20% from 2027 onwards.

The statutory income tax rate for Yoda Metal is 22% for the year ended December 31, 2025, 23% for the year ended December 31, 2024, and 24% for the year ended December 31, 2023; and for DL Metal it is 20% for each of the years ended December 31, 2025, 2024 and 2023, as DL Metal qualifies for the CREATE Law exception for corporations having net taxable revenue of less than PHP 5 million and total assets of less than PHP 100 million.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Income Taxes (cont.)

The components of the income tax provision consisted of the following:

	Years Ended December 31,
	2025	2024	2023
Current income tax expense	$347,971	$1,976,619	$1,792,024
Deferred income tax expense	(13,591)	(35,045)	(28,906)
Total	$334,380	$1,941,574	$1,763,118

A reconciliation of the income tax expense, net determined at the Philippines statutory income tax rate to the Company’s actual income tax expense is as follows:

	Years Ended December 31,
	2025		2024		2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Income before income tax expense	$12,145,994		$8,418,346		$7,330,292
Statutory income tax rate	22%		23%		24%
Income tax expense at statutory rate	2,672,119	22.0%	1,936,220	23.0%	1,759,269	24.0%
Decreases due to:
Tax rate change (1)	-	-	21	0.0%	43	0.0%
Impact of varying tax rates – Cayman Islands (2)	204,242	1.7%
Impact of varying tax rates – Other foreign jurisdictions (2)	1,368	-%	5,333	0.1%	3,806	0.1%
Release of prior-year tax liabilities due to lapse of statute of limitations	(2,543,349)	(20.9)%	-	-	-	-
Income tax expenses	$334,380	2.8%	$1,941,574	23.1%	$1,763,118	24.1%

(1)	Represents the impact of the gradual reduction of the Philippine corporate income tax rate under the CREATE Law on the measurement of deferred tax balances.

(2)	Represents the impact of varying tax jurisdictions, primarily the rate differentials between the Philippines statutory rate and the income generated by the subsidiaries in Hong Kong (subject to 8.25%/16.5%) and the Cayman Islands (subject to 0%).

For the years ended December 31, 2025, 2024, and 2023, the Company’s total income taxes paid, net of refunds, were $2,236, $1,027, and $18,101, respectively. All income tax payments during these periods related to foreign taxes paid exclusively to the Republic of the Philippines. The Company did not pay any federal, national, or state income taxes in other jurisdictions, including Hong Kong and the Cayman Islands.

Taxes payable consisted of the following:

	December 31, 2025	December 31, 2024
Income tax payable	$6,432,962	$6,178,134
VAT	957,063	1,555,682
Total	$7,390,025	$7,733,816

Deferred tax assets and liabilities are as follows:

	December 31, 2025		December 31, 2024
Deferred tax assets:	$		$
Net operating loss carryforwards		105,249		3,658
Lease liabilities		781,797		157,014
Total deferred tax assets		887,046		160,672
Less: valuation allowance
Deferred tax assets, net		887,046		160,672

Deferred tax liabilities:
ROU assets		(777,220)		(62,806)
Total deferred tax liabilities		(777,220)		(62,806)

Total, net		$109,826		$97,866

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Income Taxes (cont.)

Net operating loss carryforwards attributable to the Company’s VIEs in the Philippines were $526,247 and $18,288 as of December 31, 2025 and 2024, respectively. These net operating loss can be carried forward for five consecutive taxable years immediately following the year of the loss.

For the years ended December 31, 2025, 2024 and 2023, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

The taxes payable include income tax payable and VAT. The decrease of $343,791 in total taxes payable was primarily driven by lower VAT obligations, partially offset by higher accrued income tax liabilities under ASC 740 due to increased profitability during the year.

12.	Employee contribution plan

The Company operates in the Philippines, where applicable laws require both employers and employees to contribute to statutory benefit programs, including the Social Security System (“SSS”), the Home Development Mutual Fund (“Pag-IBIG Fund”), and the Philippine Health Insurance Corporation (“PhilHealth”).

Contributions to these programs are recognized as employee benefit expenses in the Company’s consolidated financial statements and are determined based on applicable statutory contribution rates and salary levels, subject to prescribed caps.

The SSS provides social security benefits such as sickness, maternity, disability, retirement, and death benefits. The Pag-IBIG Fund provides housing-related and short-term financing programs as well as savings and dividend benefits. PhilHealth provides healthcare coverage, including inpatient and outpatient services.

The Company’s contributions to these statutory benefit programs were $19,508 and $25,393 for the years ended December 31, 2025 and 2024, respectively.

13.	Shareholders’ Equity

Ordinary shares

The authorized share capital of the Company was US$50,000, divided into 500,000,000 ordinary shares with par value of $0.0001 each. On April 17, 2024, the Company issued 20,000,000 shares to shareholders at par value of $0.0001 per share.

On December 27, 2024, the board of directors approved additional issuance of 32,000,000 ordinary shares to existing shareholders at par value of $0.0001 per share on pro rata basis and redesignation of all the 10,203,960 issued and outstanding ordinary shares held by One and one International Limited into 10,203,960 Class B ordinary shares of a par value of USD0.0001 each; 41,796,040 issued and outstanding ordinary shares held by shareholders of the Company other than One and one International Limited and all the 448,000,000 unissued ordinary shares into 489,796,040 Class A ordinary shares of a par value of USD0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

On October 10, 2025, the Company completed its Initial Public Offering (“IPO”) of 2,000,000 Class A ordinary shares, par value $0.0001 per share, at a public offering price of $5.00 per share. Subsequently, on October 24, 2025, the underwriters fully exercised their over-allotment option to purchase an additional 300,000 Class A ordinary shares, which closed on October 28, 2025. In aggregate, the Company issued 2,300,000 Class A ordinary shares resulting in total net proceeds of approximately $9.8 million, after deducting underwriting discounts, commissions, and other offering expenses of approximately $1.7 million.

As of December 31, 2025, there are 44,096,040 Class A ordinary shares and 10,203,960 Class B ordinary shares issued and outstanding. As of December 31, 2024, there are 41,796,040 Class A ordinary shares and 10,203,960 Class B ordinary shares issued and outstanding.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Shareholders’ Equity (cont.)

Restricted net assets

The Company’s ability to pay dividends is contingent on receiving distributions from the VIEs. According to Philippine statutory laws and regulations, dividends can only be declared from the Company’s unrestricted retained earnings, if any, as determined by Philippine accounting standards. Consequently, the financial results presented in the Company’s consolidated financial statements prepared under U.S. GAAP might differ from the financial results presented in the VIEs’ statutory financial statements.

Accumulated income represents the Company’s accumulated profits not distributed as dividends and not designated for specific purposes. While there is no statutory reserve requirement to allocate specific reserve funds, the Company cannot declare dividends if such action would render it insolvent or impair its capital. The board of directors has discretion to allocate profits to various reserves, such as contingency funds, expansion funds, or employee benefit funds.

The aforementioned restrictions do not necessarily prohibit the VIEs from transferring its net assets to the Company, and the agreements with the VIEs do not include clauses that restrict such distributions.

14.	Concentration of Risk

Currency Convertibility Risk

The VIEs in the Philippines primarily conducts business in Philippine Peso (PHP). While PHP is generally considered a convertible currency, there is a level of risk associated with its convertibility into other currencies. This risk arises from potential limitations on exchanging PHP, particularly for less common currencies or during periods of economic or political instability. Any future limitations could impact the Company’s ability to repatriate funds or settle obligations denominated in foreign currencies which could affect the Company’s operation. The Company continues to monitor the convertibility of PHP and assesses potential risks.

Foreign Currency Exchange Rate Risk

The VIEs in the Philippines principally transacts in Philippine Peso (PHP) for its revenues, expenses, assets, and liabilities. The exchange rate of the PHP can fluctuate due to changes in Philippine central bank policies, international economic conditions, and political developments. These fluctuations can impact the consolidated financial statements through translation adjustments, which arise from translating the VIEs’ financial statements prepared in PHP into the Company’s reporting currency using the current exchange rate. Transaction gains (losses) may also occur due to the settlement of PHP-denominated transactions at exchange rates different from the rates used at the transaction date. The Company has not engaged in any foreign currency hedging strategies to hedge for foreign currency risk.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable.

The Company’s cash and cash equivalents were held by major financial institutions located in the Philippines. The Company believes these institutions to be of high credit quality. While deposits in these institutions are insured by the Philippine Deposit Insurance Corporation (PDIC) up to PHP 500,000 per depositor (not each individual account), this insurance coverage may not be sufficient to fully protect the Company’s cash balance in the event of a bank failure. As of December 31, 2025, the Company maintained cash balances that exceeded these insured limits by approximately $694,166. The Company acknowledges this limitation and considers the credit quality of the financial institutions a primary factor in mitigating the risk of loss.

Cybersecurity Risk

The Company relies on information technology (IT) systems and networks, including those managed by third-party service providers, to conduct its business, process financial transactions, and safeguard sensitive data. Cyberattacks, malicious software, ransomware, and other unauthorized intrusions are continuously evolving and becoming increasingly sophisticated. While the Company has implemented security protocols, internal controls, and monitoring systems designed to protect its IT infrastructure and proprietary information, these measures may not be entirely effective in preventing all security breaches or system failures.

A material compromise of the Company’s IT systems, or those of its third-party vendors, could result in the unauthorized disclosure, modification, or loss of sensitive information. Such an event could lead to significant operational disruptions, reputational harm, exposure to legal or regulatory actions, and substantial remediation costs. As of December 31, 2025 and 2024, the Company had not experienced any material cybersecurity incidents that had a significant adverse effect on its business, financial condition, or results of operations.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Concentration of Risk (cont.)

For accounts receivable, the Company extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Company delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for accounts receivable is significantly reduced.

Concentration of customers consist of the following:

	Year Ended		Year Ended		Year Ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Revenues	Receivables	Revenues	Receivables	Revenues	Receivables
Customer A	26.84%	33.60%	22.23%	13.11%	52.41%	-%
Customer B	48.75%	66.40%	56.37%	86.96%	21.42%	32.65%
Customer C	24.39%	-%	17.43%	-%	-%	62.31%

For the year ended December 31, 2025, Customer A, Customer B, and Customer C accounted for 26.84%, 48.75% and 24.39% of the Company’s revenues, respectively.

As of December 31, 2025, Customer A and Customer B accounted for 33.60%, and 66.40% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2024, Customer A, Customer B, and Customer C accounted for 22.23%, 56.37% and 17.43% of the Company’s revenues, respectively.

As of December 31, 2024, Customer A and Customer B accounted for 13.10% and 86.90% of the Company’s accounts receivable.

For the year ended December 31, 2023, Customer A and Customer B accounted for 52.41% and 21.42% of the Company’s revenues, respectively.

As of December 31, 2023, Customer B, and Customer C accounted for 32.65%, and 62.31% of the Company’s accounts receivable, respectively.

Concentration of suppliers consist of the following:

	Year Ended		Year Ended		Year Ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Purchases	Payables	Purchases	Payables	Purchases	Payables
Supplier A	38.94%	31.44%	45.68%	48.21%	59.56%	-%
Supplier B	-%	-%	-%	-%	13.83%	-%
Supplier C	13.26%	-%	12.57%	10.55%	11.61%	-%
Supplier D	-%	-%	-%	-%	-%	42.65%
Supplier E	-%	-%	-%	-%	-%	57.35%
Supplier F	-%	-%	10.68%	10.47%	-%	-%
Supplier G	10.59%	13.03%	10.48%	-%	-%	-%
Supplier H	-%	24.17%	-%	17.22%	-%	-%
Supplier I	12.28%	-%	-%	-%	-%	-%
Supplier J	-%	10.20%	-%	-%	-%	-%

For the year ended December 31, 2025, Supplier A, Supplier C, Supplier G, and Supplier I accounted for 38.94%, 13.26%, 10.59%, and 12.28% of the Company’s total purchase amount, respectively.

As of December 31, 2025, Supplier A, Supplier G, Supplier H, and Supplier J accounted for 31.44%, 13.03%, 24.17% and 10.20% of the Company’s accounts payable, respectively.

For the year ended December 31, 2024, Supplier A, Supplier C, Supplier F, and Supplier G accounted for 45.68%, 12.57%, 10.68%, and 10.48% of the Company’s total purchase amount, respectively.

As of December 31, 2024, Supplier A, Supplier C, Supplier F, and Supplier H accounted for 48.21%, 10.55%, 10.47%, and 17.22% of the Company’s accounts payable, respectively.

For the year ended December 31, 2023, Supplier A, Supplier B, and Supplier C accounted for 59.56%, 13.83%, and 11.61% of the Company’s total purchase amount, respectively.

As of December 31, 2023, Supplier D and Supplier E accounted for 42.65% and 57.35% of the Company’s accounts payable, respectively.

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Commitments and Contingencies

Litigations and claims

To the best of the Company’s knowledge and based on information available as of December 31, 2025 and 2024, the Company is not involved in any material claims or legal actions arising from the ordinary course of business. However, the Company is exposed to various risks and uncertainties that could potentially result in litigation or claims in the future. The Company continuously evaluates these contingencies and will adjust its disclosures as necessary.

Environmental matters

The Company is subject to various environmental laws and regulations. While the Company has implemented policies and procedures to comply with these regulations, there may be instances of non-compliance that could result in potential environmental liabilities. As of December 31, 2025 and 2024, the Company is not involved in any liabilities for environmental remediation costs. However, the identification of environmental issues in the future, such as contamination or waste disposal could result in significant costs, which may have a material adverse effect on the Company’s financial condition.

Insurance coverage

The Company does not maintain insurance coverage for certain risks, including general liability, property damage, and employee-related claims. As a result, the Company may be exposed to significant financial losses in the event of such risks materializing. The absence of insurance coverage may have a material adverse effect on the Company’s financial condition and results of operations.

The Company continuously evaluates these contingencies based on the available information and will adjust its estimates and accruals as necessary.

16.	Disaggregation of revenue

The Company disaggregates its revenue by product types, as the Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

	Years Ended December 31,
	2025	2024	2023
Revenue by product types:
Aluminium alloy	$19,760,980	$15,540,135	$20,740,290
Copper alloy ingots	45,057,703	32,843,096	17,776,581
Brass alloy ingots	994,205	4,259,192	2,753,613
Slag	9,851	821,362	-
Total revenue	$65,822,739	$53,463,785	$41,270,484

	Years Ended December 31,
	2025	2024	2023
Revenue by geographic area:
Philippines	$9,851	$5,639,613	$2,829,236
China	65,812,888	47,824,172	38,441,248
Total revenue	$65,822,739	$53,463,785	$41,270,484

ONE AND ONE GREEN TECHNOLOGIES. INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Leases

Components of lease cost, weighted average remaining lease terms and discount rates of operating lease consist of the following:

	December 31, 2025	December 31, 2024
Lease assets and liabilities
Operating lease right-of-use assets, net	$6,007,527	$314,028
Operating lease liabilities-current	641,564	785,070
Operating lease liabilities-noncurrent	3,301,395	-
Operating lease liabilities-total	3,942,959	785,070

	Years Ended December 31,
	2025	2024	2023
Lease expenses
Operating lease expenses-Selling, general & admin portion	$19,450	$22,994	$60,179
Operating lease expenses-Manufacturing costs	157,770	230,468	200,889
Total	$177,220	$253,462	$261,068

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows – operating leases	$2,722,437	$95,035	$99,639

Weighted average remaining lease term (in years)
Operating leases	30	2	3

Average discount rate
Operating leases	8.03%	5.99%	6.01%

Operating Leases
Future minimum lease payments
For the year ending December 31,
2026	$936,033
2027	-
2028	3,821,818
2029	-
2030	-
Thereafter	-
Total	4,757,851
Less: interest	(814,892)
Present value of lease liabilities	$3,942,959

During the year ended December 31, 2025, the Company modified its existing operating lease agreement for land located in San Rafael, Bulacan, Philippines. The modification effectively extended the lease period, resulting in a new non-cancellable term expiring on December 31, 2055.

In accordance with ASC 842, this extension was accounted for as a lease modification. Consequently, the Company remeasured the lease liability based on the extended future minimum lease payments and recognized a corresponding adjustment to the operating lease right-of-use (ROU) asset. Following this remeasurement, the total operating lease ROU asset and corresponding lease liability for this property were approximately $5.94 million. The modified lease agreement does not include additional options to extend the lease term.

18.	Subsequent Events

On April 13, 2026, the Company closed a follow-on offering with two institutional investors for the sale of 1,733,334 units (the “Units”) at a purchase price of $7.50 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share, and one warrant (the “Warrant”) to purchase one and one-half (1.5) Class A ordinary shares. The gross proceeds from the offering were $13.0 million, prior to deducting placement agent fees and other offering expenses. The Company intends to utilize the net proceeds from the offering for working capital and general corporate purposes. In connection with the offering, the investors were granted the right, exercisable for a period of 45 days following the closing, to purchase up to an additional $3.0 million of Units on the same terms and conditions.

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements; there were no subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.